EXHIBIT 99.1

Orezone Resources Inc.

290 Picton Street, Suite 201
Ottawa, Ontario, K1Z 8P8
Canada

Annual Information Form

For the Year Ended December 31, 2005

March 27, 2006

Table of Contents

Item 1.	Corporate Structure

1.1	Name and Incorporation
1.2	Inter-corporate Relationships

Item 2.	General Development of the Business

2.1	Three Year History
2.2	Significant Acquisitions and Significant Dispositions
2.3	Trends, Risks and Uncertainties

Item 3.	Narrative Description of the Business

3.1	General
3.2	Overview of Burkina Faso
3.2.1	General
3.2.2	Mining Legislation and Taxation
3.3	Mineral Properties
3.3.1	Essakane
3.3.1.1	Location and Access
3.3.1.2	Geology
3.3.1.3	History

3.3.1.4	Resources
3.3.2	Bondigui
3.3.2.1	Location and Access
3.3.2.2	Geology
3.3.2.3	History
3.3.2.4	Exploration
3.3.3	Séguénega
3.3.3.1	Location and Access
3.3.3.2	Geology
3.3.3.3	History
3.3.3.4	Exploration
3.3.4	Bomboré
3.3.4.1	Location and Access
3.3.4.2	Geology
3.3.4.3	History
3.3.4.4	Exploration

3.3.5	Other Burkina Faso Properties
3.3.5.1	Golden Hill
3.3.5.2	Kerboule
3.3.5.3	Sébédougou
3.3.5.4	Guéguére

3.3.6	Kossa

3.3.7	Mali

3.3.8	North American Properties

Item 4.	Selected Consolidated Financial Information

4.1	Consolidated Financial Information
4.2	Annual Information
4.3	Dividends
4.4	Foreign GAAP

Item 5.	Management’s Discussion and Analysis

5.1	General
5.1.1	Introduction

5.1.2	Overview
5.1.3	Qualified person
5.2	Exploration Activities
5.3	Selected Annual Financial Information
5.4	Results of Operations
5.5	Liquidity and Capital Resources
5.6	Off Balance Sheet Agreements
5.7	Transactions with Related Parties
5.8	Fourth Quarter
5.9	Proposed Transactions
5.10	Risks and Uncertainties
5.11	Critical Accounting Estimates
5.12	Changes in Accounting Policies
5.13	Contractual and Other Obligations
5.14	Financial and Other Instruments
5.15	Other MD&A Requirements

Item 6.	Market for Securities

6.1	Market for Securities

Item 7.	Directors and Officers

7.1	Name, Address, Occupation and Security Holdings
7.2	Corporate Cease Trading Orders or Bankruptcies
7.3	Penalties or Sanctions
7.4	Personal Bankruptcies
7.5	Conflicts of Interest

Item 8.	Legal Proceedings

8.1	Legal Proceedings

Item 9.	Interest of Management and Others in Material Transactions

9.1	Interest of Management and Others in Material Transactions

Item 10.	Transfer Agent and Registrar

10.1	Transfer Agent and Registrar

Item 11.	Additional Information

11.1	Audit Committee
11.2	Audit Committee Charter
11.3	Additional Information

METRIC EQUIVALENTS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

To convert from metric	To imperial	Multiply by
hectares	acres	2.471
metres	feet	3.281
kilometres	miles	0.621
tonnes	tons (2,000 pounds)	1.102
grams/tonne	ounces (troy)/ton	0.029

To convert from metric	To imperial	Multiply by
acres	hectares	0.405
feet	metres	0.305
miles	kilometres	1.609
tons (2,000 pounds)	tonnes	0.907
ounces (troy)/ton	grams/tonne	34.28

ABBREVIATIONS

In this document, the following abbreviations are used:

%	per cent
Ag	silver
As	arsenic
ASL	above sea level
Au	gold
Au/t	gold per tonne
BUMIGEB	Bureau des mines et de la geologie du Burkina
CDN	Canadian
CFA FR	Commuaute Financiere Africaine franc ("West African franc")
CIM	Canadian Institute of Mining & Metallurgy
cm	centimetres
Co	cobalt
Cr	chromium
Cu	copper
EW	east-west
Fe	iron
Ga	gallium
g Au/t	grams of gold per tonne
GDP	Gross Domestic Product
km	kilometres
kWh	kilowatt hours
JORC	Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and Minerals Council of Australia
m	metres
m(3)	cubic metre
M	million
Ma	million years
Mn	manganese
Mo	molybdenum
NE	northeast
US	United States of America
Ni	nickel
NNE	north-northeast
NNW	north-northwest
NS	north-south
NSR	Net Smelter Return Royalty
NW	northwest
Pb	lead
ppb	parts per billion
ppm	parts per million
pop.	population
RAB	rotary air blast (drilling)

SE	southeast
SSE	south-southeast
RC	reverse circulation (drilling)
SEDAR	System for Electronic Document Analysis and Retrieval
SSW	south-southwest
t	tonne
US	United States
VLF	very low frequency
W	tungsten (for the element)
W	west
Zn	zinc

DEFINITIONS

Air Photo Imagery	Photographs taken from an airplane that are used to interpret geological information on the ground.
Airborne Magnetics	An airborne survey that measures the earth’s magnetic field. Used to interpret geological information on the ground.
g Au/t	Grams of gold per tonne. Metric term for concentration of gold(Au) in grams per tonne.
fault trend	The direction of a geological break (fault) on the ground.
IP	Induced polarization. A geophysical survey that measures the ground’s ability to hold an electrical current. This generally reflects the amount of sulphide minerals in the ground.
Landsat Satellite Imagery	Satellite images of the ground using up to eight different light frequencies. Images are used to interpret geological conditions on the ground.
Orpaillage site	Local artisanal site where people extract gold by traditional means.
RAB Drilling	Rotary air blast drilling.
RC drilling	Reverse circulation drilling.
Satellite Radar Imagery	Images taken of the ground from a circum-navigational satellite. Uses radar technology that gives a high resolution, cloud free image.

CIM STANDARDS

An ‘Inferred Mineral Resource’ is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes.

An ‘Indicated Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

A ‘Measured Mineral Resource’ is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that it can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings, and drill holes that are spaced closely enough to confirm both geological and grade continuity.

JORC STANDARDS

A ‘Mineral Resource’ is a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed, but not verified, geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

CURRENCY

All dollar amounts referred to herein are in United States dollars, unless otherwise noted. In the fourth quarter of 2003 the Company’s functional currency changed to the US dollar as the majority of business transactions and volumes were conducted in United States dollars and this is likely to continue in the foreseeable future. Accordingly, the Company changed it reporting currency to United States dollars effective January 1, 2004.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document may contain or refer to certain forward-looking statements relating but not limited to Orezone’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Orezone undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

ITEM 1.	CORPORATE STRUCTURE

1.1	Name and Incorporation

Orezone Resources Inc. (“Orezone” or the “Company”) is a Canadian corporation engaged in the investigation, acquisition, exploration and development of mineral properties. The Company was incorporated under the Canada Business Corporations Act by articles of incorporation dated September 22, 1989, under the name Garde, Société d’exploration minière inc. By articles of amendment dated November 30, 1995, the Company changed its name to Orezone Resources Inc./Ressources Orezone Inc. and the outstanding class “A” shares of the Company (the “Shares”) were consolidated on a five (5)-for-one (1) basis. On June 17, 2004 shareholders approved the redesignation of all authorized, issued and outstanding Class A shares of the Company into the same number of common shares.

In November, 1999 the shares of the Company commenced trading on The Toronto Stock Exchange “TSX” under the symbol “ORZ”. On March 18, 2004 the Company’s shares began trading on both the American Stock Exchange and the TSX under the symbol “OZN”.

The registered and principal office of the Company is located at 290 Picton Street, Suite 201, Ottawa, Ontario, K1Z 8P8. The Company also has a field office in the city of Ouagadougou in Burkina Faso, West Africa.

1.2	Intercorporate Relationships

The Company has four wholly-owned subsidiaries; Orezone Inc. (“OZNI”), which is incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated May 15, 2002, Burkina Resources Inc. (“BRI”), which is incorporated under the laws of the British Virgin Islands by Memorandum and Articles of Association dated June 8, 2005, Niger Resources Inc. which was incorporated in the British Virgin Islands in 2006, and Channel Mining (Barbados) Ltd. which is a dormant shell. OZNI was incorporated to hold the assets of Coronation International Mining Corporation (“CIMC”) pursuant to an agreement whereby OZNI acquired all of the issued and outstanding ordinary shares of CIMC as further described in Section 2.2 herein. BRI was incorporated to hold future business opportunities in Burkina Faso.

OZNI has a wholly owned subsidiary, Orezone Inc. SARL, which was incorporated under the laws of Burkina Faso in 2003 and carries out the Company’s business activities in that country.

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	Three Year History

Over the past three years the Company has been active in the investigation, acquisition, exploration and development of mineral properties. The Company’s primary focus over this period of time has been on gold properties in West Africa, particularly in Burkina Faso. West Africa is an attractive area for gold exploration because of its geological potential, relatively unexplored nature and the near surface, oxidized nature of many deposits which contributes to lower exploration and development costs.

Orezone has been active in Burkina Faso, West Africa since 1996. The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made and which are now the second and fourth largest gold producing countries in Africa behind South Africa. In addition, Mali, Ghana and Burkina Faso have all been politically stable and Burkina Faso has good infrastructure relative to much of West Africa. Burkina Faso provided the opportunity to acquire both relatively large unexplored tracts of land as well as more advanced stage assets on reasonable terms. These conditions, in combination with a weak gold price and resultant lack of interest among investors in gold equities, enabled the Company to establish a significant land position in Burkina Faso. At the present time Orezone has interests in 10 different properties, made up of 16 different exploration permits, covering a total of 3,502 square kilometres in Burkina Faso. Orezone also has a 1,997 square kilometre permit in Niger, as well as options to earn into two additional permits, and two permits in Mali totalling 256 square kilometres, as well as an option to earn into a third permit.

Orezone’s efforts were initially focussed on a number of grassroots exploration projects on its Golden Hill (formerly called Intiédougou), Séguénega (“Sega”) and Kerboule properties which were all part of Orezone’s early strategy of acquiring projects and building a land position and knowledge base in Burkina Faso. During this period the Company’s exploration efforts were largely funded through a number of small private and public financings which reflected a low gold price and a general lack of interest in gold equities. Refer to Item 3 for a more detailed description of all mineral properties.

On July 19, 2002 the Company completed a business combination with Coronation International Mining Corporation (“CIMC”) and acquired the Essakane Property in Burkina Faso, both as described in more detail in Section 2.2 herein. Essakane hosts the largest known gold resource in Burkina Faso. At the date of acquisition Essakane had a measured and indicated resource of 18.9 million tonnes grading 2.14 gAu/t (1.3 million contained ounces) and an inferred resource of 5.2 million tonnes grading 1.8 gAu/t (0.3 million contained ounces) in the Essakane Main Zone (“EMZ”). This resource was based on previous work by BHP Minerals Ltd. (“BHP”) and Ranger Minerals Ltd. (“Ranger”) and conforms to JORC standards. It was reviewed by an independent consultant who concluded that the resource would not be significantly different if calculated to NI 43-101 standards.

Following announcement of the CIMC transaction, Orezone was approached by Gold Fields Limited (“GFL”), the fourth largest gold producing company in the world, to enter into a joint venture agreement on Essakane. On July 19, 2002 an agreement was concluded whereby GFL acquired the right to earn a 50 per cent interest in Essakane by spending US $8 million within five years and to increase its interest to 60 per cent by completing a bankable feasibility study (“BFS”). Having GFL as a partner added a great deal of credibility to the Company’s efforts, confirmed the potential of the project, and provided a source of financing to move it forward.

The acquisition of Essakane and the subsequent discovery of significant mineralization in Zone 2 on the Bondi property in 2003 coincided with a substantial increase in the price of gold which rose from approximately US $300 per ounce early in 2002 to the US $400 per ounce level late in 2003. Just as important, investor sentiment toward gold stocks turned positive and the Company was able to complete two private placements totalling CAD $15.1 million in 2003. Largely as a result of these financings, the Company ended 2003 with a cash balance of $10,577,038. As at December 31, 2003 the Company’s only long term debt consisted of a $1,003,228 note on which no interest or principal are payable until the earlier of May 20, 2007 or the Essakane Project achieving commercial production. This loan was repaid through the issuance of common shares in 2004.

In 2004 Orezone substantially increased the level of its gross exploration expenditures which totalled $8,698,784 during the year compared to $3,116,061 during 2003. Of these amounts, joint venture partner GFL increased its contribution to $2,936,253 in 2004 from $1,625,725 in 2003. Increased expenditures were also the result of funding being available as the result of private placements completed during 2003, and the Company being able to generate a number of high quality targets on its various projects.

A major change took place in the exploration and development strategy for the Essakane Project in 2004 when joint venture partner, GFL, switched its focus from exploring regional targets to concentrating on the Essakane Main Zone (“EMZ”). While the Essakane property hosts a number of very large gold in soil anomalies, adequately exploring all of them is a longer term project. The EMZ on the other hand, which has traditionally been thought of as a well defined, lowish grade deposit, has not been adequately drilled and there is evidence to suggest both higher grades and larger tonnages. On this basis, the decision was made to carry out an intensive drilling program on the EMZ with the objective of defining an economic resource that can be developed as a stand alone mine in the near term.

Expenditures on the Essakane Project increased to $3,284,862 in 2004 from $1,555,737in 2003 as a result of this new initiative. A major portion of this budget was for drilling to test the theory that higher grade mineralization within the core of the EMZ plunges to the north down the east dipping limb of an anticline rather than following the northwest surface trend of the anticline as defined by artisanal workings and where historical drilling has taken place. Drilling not only confirmed this model but led to an improved understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit. This enabled the existing resource to be remodelled and recalculated. In August, 2004 Orezone and GFL announced that indicated resources had increased over 40 per cent to 2.35 million ounces (49 million tonnes grading 1.49 grams of gold per tonne) and that inferred resources amounted to an additional 300,000 ounces (5.7 million tonnes grading 1.7 grams of gold per ton) based on a 0.50 gram per tonne cut off grade. The calculation was prepared by SRK Consulting, Cardiff, UK and conforms to NI 43-101.

The discovery made on the Bondi property in 2003 also lead to a substantially increased budget on this property in 2004 as expenditures increased to $2,912,446. The first 800 meters of Zone 2 were drilled on 25 meter centres to a depth of approximately 100 meters and an initial NI 43-101 compliant resource calculation was completed by Met-Chem Canada Inc. in November, 2004. Indicated resources within Zone 2 have been estimated at 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff grade. Another smaller deposit has been outlined to the south but no resource calculation has yet been done.

The discovery of the RZ zone in 2004 on the Sega property, and follow up drilling on the Bakou zone, resulted in expenditures at Sega increasing to $1,916,900 in 2004 and to $3,213,216 in 2005. Most of this work was focussed on the Gambo, Bakou and RZ zones, which lie within a relatively small 2.5 square kilometre area. A NI 43-101 compliant resource estimate has been completed by Met-Chem Inc. based on exploration work up to and including June 15, 2005. It includes only the Gambo, Bakou and RZ zones. Indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 contained ounces) and inferred resources amount to 1,413,000 tonnes grading 1.6 g/t (73,000 contained ounces), both at a 0.5 g/t cutoff. Drilling in 2005 has also identified a number of new zones on the Sega permit including Tiba 4 where intersections of 30 meters grading 4.1gAu/t and 7 meters grading 14.1 gAu/t were encountered. These results are currently being followed up. The Sega permit expires January 4, 2007 and the Company must make a decision whether or not to apply for an exploitation permit.

Exploration expenditures of $650,514 at Bondi in 2005 were substantially lower than in the previous year due to the amount of effort and resources that were focussed on Essakane and to a lesser extent, the Sega properties. However, late in the year an intersection of 49 meters grading 3.2 gAu/t was encountered 800 meters north of Zone 2 and will be followed up in 2006. Zone 2 still has potential at depth as well and the Company plans to spend approximately $2.0 million this year drilling a number of targets on the Bondi permit and elsewhere along the 75 kilometre strike of its 1,400 square kilometres of properties in the Hounde belt. Regional drilling on the Intiédougou, Sébédougou, and Guéguére permits in 2005 was not successful and the carrying costs of these permits was written off.

Orezone’s strategy with respect to the Bondi and Sega Projects is to attempt to identify a resource in the order of 700,000 to one million ounces. While all companies are looking for “elephants”, this could translate into a very manageable project for a junior company to finance and develop without experiencing massive dilution. However, many such projects in West Africa are made up of a number of smaller lenses and deposits and it usually takes time and perseverance to locate and define enough of them to build sufficient resources to initiate a feasibility stage and neither Bondi nor Sega have yet reached this stage.

In 2005 expenditures by GFL increased to $14,171,738 on the Essakane property as infill and expansion drilling continued and a pre-feasibility study was initiated. GFL’s original objective was to complete a resource update by the middle of 2005, commence a full feasibility study in the fall of 2005 and make a production decision by the middle of 2006. This schedule has been pushed back six to nine months due backups at assay labs in West Africa which delayed sample results, the need to complete deep oriented core drilling to refine the geological model, partially due to the intersecting of new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services.

During 2005 GFL’s expenditures on the Essakane project surpassed the $8 million level required to earn a 50 per cent interest in the project and at year end GFL’s commitment had reached $19,087,428. An additional US $10 million is expected to be committed for 2006 and will be focused on additional drilling on the EMZ and its extensions to the north and south, a re-assay program to determine if the previous methodology has understated the grade of the deposit, regional exploration of targets around the EMZ and ongoing engineering studies to bring the project to the BFS stage. On completion of the BFS, GFL’s interest will increase to 60 per cent. GFL has assumed operatorship of the project and in 2006 will make all expenditures directly on its own behalf rather than financing Orezone to do the work. GFL’s objective is to complete the new resource estimate in the second quarter of 2006, the PFS in the fall and the BFS in 2007 following which a production decision can be made.

The Essakane property is situated in a sedimentary basin that is characterized by extensive artisanal mining and large gold in soil anomalies. Orezone is still at a relatively early stage with respect to investigating these regional targets. These targets provide a number of opportunities to discover both large scale stand-alone deposits similar to the EMZ, or satellite deposits that could be mined and processed through a central milling facility located at the EMZ. A $300,000 regional drill program, funded by GFL and involving approximately 5,000 meters of RC drilling on the Bom Kodjélé, Tin Taradat, Takabangou and Tin Zoubaratan target areas early in 2006 has not yet returned any favourable results. An $640,000 drill program (of which Orezone will fund $220,000) has been approved to advance the Falagountou, Gossey and Sokadie satellite zones. The most advanced regional prospect is Falagountou, located six kilometres east of the EMZ. A zone of mineralization which currently measures approximately 250 meters by 500 meters and ranges from five to 35 meters in thickness has been outlined around and beneath extensive artisanal workings. It forms a domal structure and remains open to the east, west and south.

Work carried out by Orezone has indicated that many of the large gold in soil anomalies and artisanal workings on the Essakane property extend across the border into neighbouring Niger. Accordingly, the Company has acquired the 1,997 square kilometre Kossa exploration permit in Niger which covers the eastern half of the same sedimentary basin that hosts the Essakane deposit. The Kossa permit is 100 per cent owned by Orezone and not subject to the agreement with GFL. Orezone now controls an entire 4,000 square kilometre sedimentary basin that has the potential to host other large gold deposits similar to Essakane. Surface sampling and ground geophysical surveying programs were completed in the second half of 2005 and drilling commenced on Kossa early in 2006.

During 2005 the Company completed a CAD $30 million public equity financing and as at December 31, 2005 had $34,285,240 in cash. The Company’s principal requirements for cash during 2006 will be administrative expenditures and deferred exploration expenditures on its 100 per cent owned projects and on projects in which it is earning an interest. Almost all expenditures on the Essakane project are being financed by the Company’s partner, GFL. The Company’s direct exploration expenditures on its other properties in 2006 are expected to be in the order of $5 to $7 million and administrative expenditures will be in the same order of magnitude as in 2005. On this basis, the Company has adequate cash on hand to meet its current and planned exploration and administration expenditures for a number of years. It is likely that additional financing will be required in the future to fund the Company’s share of developing Essakane should a production decision be made, to bring one of the Company’s 100 per cent owned properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Company continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favourable, additional financings could be completed.

On January 19, 2006 Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Orezone can earn a 50 per cent interest by spending $1 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 per cent by completing a BFS. If Greencastle elects not to participate should a production decision be made on either property, Orezone will be required to buy the remaining 25 per cent interest in that property for $2.0 million. Orezone has also agreed to buy one million units in a Greencastle private placement for CAD $0.30 per unit. Each unit consists of one common share and one half of one common share purchase warrant. A full warrant entitles the holder to buy one common share at a price of CAD $0.45 per share for a period of 18 months.

2.2	Significant Acquisitions and Dispositions

On March 5, 2002, the Company signed a letter of agreement with CIMC, a corporation existing under the laws of the British Virgin Islands and based in London, England, under which the two companies agreed to form a business combination. On July 19, 2002, OZNI, a wholly-owned subsidiary incorporated under the laws of the British Virgin Islands, completed a business combination with CIMC whereby CIMC merged with OZNI.

Pursuant to the merger, the Company issued a total of 21,497,862 class “A” shares for all of the outstanding 30,856,699 ordinary shares of CIMC. The Company issued a further 12,614,525 Class “A” shares, as well as a note in the amount of $572,095 (this note was repaid in full by the Company on July 24, 2002), in satisfaction of certain debts of CIMC. In addition, 3,747,040 outstanding share purchase warrants of CIMC were converted into 2,610,535 share purchase warrants of Orezone. The Company also assumed $1,483,534 in liabilities owed by CIMC to Great Western Mining Company Limited, formerly the principal shareholder of CIMC. The transaction with CIMC resulted in the Company acquiring a 100 per cent interest in the Essakane group of six permits which cover approximately 1,500 square kilometres in northeast Burkina Faso (the “Essakane Property”) and were the principal resource property of CIMC.

2.3	Trends, Risks and Uncertainties

The Company is in the business of exploring for mineral deposits and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due to the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Company’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Company.

The principal factor which will affect the Company’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $550 in the first part of 2006. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favourable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Company to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Company’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk
Orezone’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Company’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Company from exploring or ultimately developing its properties if economic quantities of minerals are found. The Company does not currently maintain “Political Risk” insurance.

Exploration Risk
Mineral exploration is a highly subjective process that requires a high degree of education, experience, expertise and luck. Furthermore, the Company will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to overcome. The Company is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Company will be successful.

Development Risk
The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk
While the Company’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Company will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk
External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Company’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates, etc.

Financing Risk
At the present time the Company does not have any producing projects and no sources of revenue. The Company’s ability to explore for and find potentially economic properties, and then to bring them into production, is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Company will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks
The Company has taken all reasonable steps to ensure that it has proper title to its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Company’s title to its properties being challenged. Furthermore, the Company requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk
Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Company’s intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Company from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Company or prevent it from continuing operations.

Management Dependence
The Company’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Company’s ability to replace highly qualified personnel cannot be assured. At present, the Company does not maintain any key man life insurance.

Equipment Shortage
At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Company’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

Possible PFIC Status Has Consequences for United States Investors
Potential investors who are U.S. taxpayers should be aware that Orezone may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or Orezone may become a PFIC in the future. If Orezone is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its Shares, or any gain realized upon a disposition of Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualifying electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Orezone. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of the proceeds of disposition realized, by the taxpayer. There can be no assurance that Orezone will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Orezone’s net capital gain and ordinary earnings for any year in which Orezone is a PFIC, whether or not Orezone distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the Shares over the taxpayer’s tax base therein.

ITEM 3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	General

The principal business of the Company is the investigation, acquisition, exploration, development and ultimately operation of resource properties, primarily precious metals. The Company commits its own resources to the initial evaluation of mineral properties, and in select situations if, and when warranted, the Company will enter into joint ventures with other businesses to continue the development of such properties. In the course of its activities, the Company may enter into different types of agreements common in the mineral resource industry such as purchase agreements, option agreements to purchase mining properties and/or joint venture agreements.

The Company’s principal exploration activities are currently focused on the country of Burkina Faso, in West Africa where it has been active since 1996. The Company holds the rights to explore ten properties in Burkina Faso made up of 16 exploration permits covering a total of 3,502 square kilometres. The Company has a permit of 1,997 square kilometres in Niger, and option agreements enabling it to earn into two other permits, and holds two permits in Mali totalling 259 square kilometres as well as an option agreement to earn an interest in another permit.

As at March 31, 2006 the Company had seven full time employees at its head office in Ottawa, Ontario, Canada. Historically, most officers and management worked as consultants to the Company and there is one senior executive who is based in Burkina Faso and continues to be compensated as a consultant by the Company. The Company also maintains an administrative office in Ouagadougou, the capital of Burkina Faso, as well as an exploration camp on its Essakane Property and regional exploration camps near the Bondi and Sega projects. The Company currently has a full time staff of approximately 60 individuals in Burkina Faso who are either employees or contactors.

3.2	Overview of Burkina Faso

3.2.1    General
Burkina Faso, formerly known as Upper Volta and part of French West Africa until August 5, 1960, is now an independent republic with a democratic government. President Blaise Compoare took power in 1987 and a draft constitution was instituted in 1991 following a national referendum. Mr. Compoare was elected to office in 1991 along with an Assembly of People’s Deputies. He was re-elected through a democratic process for another five years in 2005.

Burkina Faso is a landlocked country that lies just to the south of the Sahara Desert and to the west of Niger, to the north of Ghana and to the east of Mali. The capital city is Ouagadougou, while the financial centre lies in Bobo-Dioulasso.

Burkina Faso has a population of approximately 14 million. French is the official language of government and business, however tribal languages belonging to the Sudanic family are spoken by 90 per cent of the population. There is a wide range of ethnic and religious groups in Burkina Faso with Mossi (24 per cent) being the most common ethnic group and Muslim (50 per cent) the most practised religion. Burkina Faso has two airports with paved runways and 31 airports with unpaved runways, 622 kilometres of rail lines, 12,506 kilometres of highways with 16 per cent paved, and electricity production totalling 220 million kilowatt hours.

Following the West African franc currency devaluation in January 1994, the government updated its development program in conjunction with international agencies, and exports and economic growth have increased. The country’s GDP was estimated at US $5.1 billion in 2004 making Burkina Faso one of the poorest countries in the world on a per capita basis. Exports from Burkina totalled US $381 million with imports at US $860 million in 2004. Cotton accounts for 65 per cent of exports while capital goods (32 per cent ), fuel (20 per cent) and food (12 per cent) are the main imports. Inflation was estimated to be at -0.3 per cent in 2004.

Although impoverished and highly reliant on agriculture and small scale local mining for survival, Burkina Faso has also received substantial assistance from the international community which has helped to bolster the economy.

The climate is characteristically tropical with warm, dry winters and hot, wet summers. Agriculture is the main economic activity, employing the majority of the population and accounting for approximately one-third of the GDP. Cotton is the most important agricultural commodity and largest export. Livestock was once Burkina’s major export but it currently ranks far behind cotton and is followed by gold.

Between the eleventh and nineteenth centuries gold was one of the region’s main products of exchange and Burkina Faso was part of what was known as the “Gold Coast.” Gold panning has been practised in the Black Volta River Valley for centuries. Gold mining became important to the modern economy in 1984, with the opening of the Poura gold mine which subsequently closed. However, gold mining and exploration have made a significant impact on Burkina’s economic growth and have increased exports despite the fact that no commercial scale operations yet exist.

In late 1997, Burkina Faso signed into law a new Mining Code. In addition, the World Bank embarked upon a large capacity building project for the mining industry in Burkina Faso and contributed credits of US $21.4 million. The main objectives of the Mining Sector Capacity Building and Environmental Management Project are to help:

establish an enabling environment to both promote private investment in mining and to ensure real and sustainable contribution to economic growth;

strengthen public and private sector capacity to effectively administer regulations and to monitor sector developments;

establish capacity in the country for environmental management.

3.2.2    Mining Legislation and Taxation
All of the Company’s Burkina Faso properties are subject to The Mining Law #031-2003 (the “Mining Law”) of Burkina Faso, dated May 8, 2003 and are considered to be exploration permits as defined under the Mining Law. A subsidiary of the Company holds a 100 per cent interest in all of these exploration permits. The Mining Law gives the exploration permit holder the exclusive right to explore for the minerals requested on the surface and in the subsurface within the boundaries of the exploration permit. Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540 USD) per square kilometre. Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA ($5 USD) for the first year, 3,000 CFA ($6 USD) for the second year, 4,500 CFA ($7.50 USD) for the third year and 7,500 CFA ($15 USD) for the fourth and each succeeding year.

The exploration permit also gives the holder the exclusive right, at any time, to convert the exploration permit into a mining exploitation permit in accordance with the law. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years each for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to Article 20 of the Mining Law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. All of the Company’s properties are currently exploration permits and there is no requirement to maintain a reserve for future reclamation. The Mining Law also guarantees a stable fiscal regime for the life of any mine developed.

All exploitation permits in the Republic of Burkina Faso are subject to a 10 per cent carried interest and a three per cent royalty in favour of the Burkina Faso government once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention guarantees stabilization of financial and customs regulations and rates during the period of the exploitation to reflect the rates in place at the date of signing. The law states that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

Profits derived from mineral exploitation are taxed at a rate of 25 per cent. Accelerated amortization is available for capital invested to reduce taxable income to zero until depleted. Imports are subject to custom duties which are applied at a rate of 7.5 per cent.

3.3	Mineral Properties

Drilling Quality Control
Samples from the Company’s drilling programs are collected at a minimum of every one meter down the hole and analyzed using a two kilogram bottle roll cyanide leach at the Transworld or SGS laboratories in Tarkwa, Ghana, or the Abilab facility in Ouagadougou, all of which are internationally recognized laboratories that are widely used by the industry in West Africa. A minimum of five per cent of the samples were retained for quality control/quality assurance purposes which include duplicates, triplicates, standards and blanks. Sampling programs are carried out under the supervision of Pascal Marquis, VP Exploration and Jeffrey Ackert, VP Technical Services, and Qualified Person for Orezone.

3.3.1	Essakane

A Summary Review of the Geology and Mineral Resources of the Essakane Block of Permits, Burkina Faso, dated April, 2002, was prepared by ACA Howe International Limited (the “Howe Report”) and filed in accordance with NI 43-101, with SEDAR on July 2, 2002 and is incorporated herein by reference. The results of an updated resource calculation prepared by SRK Consulting, Cardiff, UK were released in 2004 and the report subsequently filed on SEDAR in 2005.

3.3.1.1   Location and Access
The Essakane group of six exploration permits are located in the northeast of Burkina Faso, approximately 330 kilometres by road from the capital, Ouagadougou. The nearest large town and potential source of labour is Dori. The property covers an area of 1,433 square kilometres and is held in good standing by OZNI which owns a 100 per cent interest in the permits, subject to the right of the government of Burkina Faso to a ten percent carried interest at the mineral exploitation phase. The permits were issued in July, 2000 and are good for nine years from that date. Exploration expenditures are required on each permit at the rate of 270,000 CFA ($540 USD) per square kilometre. Annual taxes due at the anniversary of the permit renewal are assessed at a per square kilometre rate of 2,500 CFA for the first year, 3,000 CFA for the second year, 4,500 CFA for the third year and 7,500 CFA for the fourth and each succeeding year.

Access from the capital is by paved road then by well-maintained laterite road, and within the permits access is via local tracks and paths. The climate is typically Sahelian with daytime temperatures in the dry season ranging from 25° centigrade in December and January to 50° in April. A wet season occurs between late May and September and parts of the property become inaccessible due to washouts, temporary streams and muddy conditions which restricts the Company’s ability to carry out its exploration and drilling programs. The Company has a permanent camp at Essakane which houses approximately 40 employees. The terrain is predominantly flat with small isolated hills and laterite mesas. Vegetation consists mostly of light scrub and seasonal grasses with some cultivation of millet and maize and livestock grazing.

The Essakane area is sparsely inhabited although there is a nearby village that is largely inhabited by artisan miners and would have to be moved as part of a mining operation. No power lines are nearby and diesel generators would be required as a source of power. Process water would be supplied from a retaining pond built to collect water during the rainy season with possible supplementation from artesian wells.

3.3.1.2   Geology
Precambrian strata of the West African Craton underlie the major part of the region. Although there are three major subdivisions within the craton, gold bearing greenstone belts are best preserved within Birimian and Tarkwaian rocks of the Lower Proterozoic. The Essakane deposit is hosted within a volcano-sedimentary sequence within a Birimian greenstone belt.

Gold mineralization in West Africa closely follows the structural evolution of the host volcanic and sedimentary basins. Historical production in the region has come from gold-bearing conglomerates and major shear zones, and alluvial deposits derived there from, all of which still form important exploration targets. However, recent developments in exploration and extractive technology have led to the discovery and exploitation of large-tonnage, low grade, surficial oxide, saprolite and laterite deposits which often form the near-surface expression of the hard rock deposits and are additional economic targets.

The Essakane deposit consists of a quartz vein stockwork within a sericitized muscovite and carbonate altered feldspathic arenite bounded by thinly bedded turbidite sequences comprising shales, siltstones and argillites. The arenite unit is exposed along a subtle ridge formed by the crest of a thrust faulted, north-northwest trending anticline that plunges to the north. The arenitic unit is 20 to 40 metres thick and the contained stockwork appears to be controlled by the intersection of the anticlinal crest with the thrusts, which dip at 30° to 40° to the northeast. Vein development appears to be contemporaneous with folding and thrusting. Selective sampling of veins at surface indicates that all veining is potentially gold bearing. Gold occurs as free grains in quartz veins (often associated with carbonate and muscovite) and in association with arsenopyrite and pyrite. Wall rock adjacent to the veins is also mineralised, although it is not known if this represents original gold emplacement or gold remobilised in the supergene environment.

Workings in the artisanal pits elsewhere on the permits are less well developed than at Essakane and the geology is not as well understood as a consequence.

3.3.1.3   History
The main Essakane site is situated in the central part of the block of permits where gold-bearing quartz veins have been mined by artisans since 1984. At one time, up to 25,000 artisanal miners and their dependents were on the site. State records indicate that in the late 1980s and early 1990s the artisans produced approximately 500 kilograms of gold a year. The workings were managed by Compagnie d’Exploitation des Mines D’Or du Burkina (“CEMOB”). In addition to managing the artisanal workings, CEMOB operated a small heap leach plant using artisanal tailings as feed, which produced up to 400 kilograms of gold per year.

A large number of other artisanal gold mining sites are situated within the block of permits. Workings are concentrated on quartz veins and activity on each is erratic, according to the season.

At the main Essakane site exploration has consisted of trenching by CEMOB in the early 1990‘s, trenching, RC and diamond core drilling by BHP in 1995 and 1996 and RAB, RC and diamond drilling by Ranger between 2000 and 2001. Exploration within the permits beyond that done at the main Essakane site consisted of a regional mapping program and RAB drilling at the Gossey and Falagountou prospects by Ranger in 2000 and 2001.

BHP entered into an agreement with CEMOB to undertake exploration within the permit in 1995 and conducted a program of trenching, drilling and mapping. The drilling consisted of 117 RC holes totalling 7,263 meters and seven diamond drill holes totalling 1,390 meters.

CIMC acquired the Essakane permits in May, 2000 and entered into an agreement with Ranger in September, 2000 whereby Ranger agreed to conduct extensive drilling over the main orebody in order to allow a more precise resource estimation and categorization. A total of 35,000 meters of drilling was completed by Ranger in the second half of 2000 and early in 2001 and consisted of 15 HQ size diamond drill holes totalling 1,055 meters, 41 RC holes totalling 22,392 meters and 407 RAB holes totalling 12,866 meters. The diamond drilling was mainly used to twin RC holes and compare results between the two.

The infill program reduced the drill grid spacing to 50 by 50 meters over the two kilometre strike of the main orebody. Drill spacing along strike for a further two kilometres to both the north and south of the main orebody is 100 meters between sections and 50 meters across the orebody using the RAB technique. Further RAB drill fences were located on sections spaced between 200 and 1,000 meters to the south and 1,000 meters to the north.

Ranger also undertook mapping, sampling and drilling programs at two other artisanal sites within the permit. 59 RAB holes totalling 1,575 meters were drilled at Falagountou and 92 RAB holes totalling 3,053 meters were drilled at Gossey.

Information on Sampling Method and Approach, Sample Preparation, Analyses and Security, Data Verification and Mineral Processing and Metallurgical Testing, for both the BHP and Ranger drill results, are contained within The Howe Report.

Orezone acquired CIMC on July 19, 2002 and on the same date entered into a joint venture agreement with Gold Fields, both as described in Section 2.2 herein.

3.3.1.4   Resources
Drilling undertaken by BHP enabled it to calculate an inferred oxide resource of 13 million tonnes grading 2.2 grams per tonne of gold, calculated using polygonal methods. Hellman and Schofield Pty Ltd. (“H&S”) of Australia remodelled the BHP data and calculated an inferred oxide resource of 5.9 million tonnes grading 3.02 grams of gold per ton, using a 1 gram per tonne cut off grade, and according the JORC code. In the opinion of H&S, there was insufficient data to classify the balance of the tonnage as “inferred”.

Subsequent to the completion of the infill drilling program carried out by Ranger in 2000 and 2001, H&S revised the resource estimate and completed a final resource estimate in June, 2001, as summarised below.

Data Set	Measured		Indicated		Inferred		Measured plus Indicated
	tonnes	grade	tonnes	grade	tonnes	grade	tonnes	grade
Ranger Only	8,739,000	2.06	9,152,700	2.06	5,819,600	1.78	17,891,700	2.06
BHP plus Ranger	12,107,600	2.19	6,830,100	2.06	5,202,400	1.76	18,937,700	2.14
BHP Only					14,440,900	2.52

These resources were calculated according to the JORC code for a 1 gram per ton gold cut off grade. The Howe Report concluded that the criteria were applied in such a fashion that the classifications can be compared directly to the categories of the same name within the classification according to NI 43-101 and the CIM.

The Howe Report noted that the average grade of the resource estimates had fallen from approximately three grams of gold per ton in the original BHP estimate to approximately two grams of gold per ton in the H&S estimate and that the drop in grade was essentially caused by the presence of a higher proportion of nuggety high gold grades within the BHP data than in the Ranger data. H&S concluded that uncertainties due to sampling precision problems, differences between diamond and RC hole grades and differences between the Ranger and BHP data sets would lead to serious concerns regarding estimates of recoverable resources at Essakane, although this is not reflected in the H&S resource calculation.

The available data was analysed and The Howe Report concludes that the significant difference in grade distribution between the BHP and Ranger sampling sets could have resulted from preparation problems with the Ranger samples, bias in sample analysis and Ranger using a drill direction that was sub-parallel to the hosting structure. The Howe Report concluded that there is a high likelihood that the resource grade estimate based solely on the Ranger data is understated, though the tonnage is likely to be accurate. It was recommended that test work should be carried out in order to establish whether the grade is likely to be higher than the Ranger data indicates including re-logging of core, re-sampling and assaying of mineralised intersections, leach testing of bulk samples taken from the artisanal workings and additional drilling.

Subsequent to the acquisition of Essakane by Orezone in July, 2002, GFL spent $4,861,978 on exploration up to the end of 2004. This has involved 48,775 meters of RC, 11,814 meters of RAB and 4,607 meters of diamond core drilling. Samples taken include 50,289 RC, 17,263 regolith, 6,369 RAB and 3,690 diamond core. In 2004 GFL spent $3,284,862 on exploration which involved 34,607 meters of RC drilling in 373 holes, 4,006 meters of diamond drilling in 58 holes and 1,512 meters of RAB drilling in 54 holes.

Initially much of GFL’s effort was directed at exploring a number of large regional gold in soil geochemical anomalies to determine if the property hosted other deposits similar to the EMZ. However, this is a longer term process and in 2004 GFL changed it emphasis to determining whether or not an economic project could be defined in the near term based on the EMZ. Accordingly, most of the budget in 2004 and 2005 was directed at infilling and expanding the EMZ. Drilling has been particularly focussed on determining whether higher grade mineralization within the core of the EMZ plunges to the north down the east dipping limb of an anticline rather than following the northwest surface trend of the anticline as defined by artisanal workings. This drilling was successful in confirming the model as well as improving the understanding of the orientation and geometry of high grader grade shoots and lenses within the deposit. Based on this information, SRK Consulting from Cardiff, UK completed a NI 43-101 compliant update of the resources in August, 2004.

Essakane Main Zone
43-101 Resource Calculation
August 3, 2004
SRK Consulting, Cardiff, UK

	Indicated Resources			Inferred Resources
Cutoff (g/t)	Mt	g/t	Moz	Mt	g/t	Moz
0.50	49.0	1.49	2.35	5.7	1.7	0.3
1.00	30.5	1.95	1.91	4.4	2.0	0.3
1.50	18.1	2.43	1.42	2.7	2.5	0.2
2.00	9.9	3.01	0.96	2.0	2.7	0.2

In the year ended December 31, 2005 GFL substantially increased its level of commitment to the Essakane project and expenditures for the year totalled $14,171,738 compared to $3,284,862 in 2004. The increase in expenditures was due a strategy of focussing all efforts on the “EMZ”, as opposed to regional targets on the property, in order to expand resources and prepare a new 43-101 compliant resource estimate, complete a pre-feasibility study (“PFS”) and ultimately, a bankable feasibility study (“BFS”) based on the EMZ alone. In order to achieve these goals, a significant infill and expansion drilling program was undertaken which targeted the down dip and on strike extensions of the EMZ and new mineralization which had been intersected below the EMZ. In addition, GFL engaged a number of independent consultants, as well as in house personnel, to complete the resource update and the PFS in the summer of 2006 with completion of a BFS tentatively scheduled for mid 2006. This timetable has been pushed back at least six to nine months due to backups at assay labs in West Africa which delayed sample results, the need to complete deep oriented core drilling to refine the geological model, partially due to the intersecting of new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services.

The assay lab issue has been alleviated through the commissioning of three new independent assay laboratories in Burkina Faso, two in Ouagadougou and one at the Essakane site. In order to support the establishment of these laboratories, and as operator under the agreement with GFL, Orezone signed a contract agreeing to send 12,164 samples per month (representing a total monthly obligation of $69,150) to the SGS Burkina S.A. (“SGS”) laboratory at Essakane for a period of 12 months commencing in June, 2005. The Company also agreed to pay a demobilization fee equal to 50 per cent of the monthly fee if the agreement with SGS is not extended to include a production monitoring analytical facility. The agreement also includes an early termination penalty equal to 80 per cent of the residual value of the contract. No samples are currently being processed at the SGS lab pending a decision on potentially changing the assay procedures at Essakane as discussed below. Effective January 1, 2006 the contract with SGS was transferred from Orezone to GFL and GFL is paying SGS a monthly fee while the lab is on standby. The Company also signed a contract with Abilab Burkina SARL (“Abilab”) in April, 2005 whereby it agreed to provide a $100,000 mobilization advance to Abilab and guaranteed that the Company would provide 15,000 samples per month for processing for a period of five months, representing an obligation of $420,000. The advance was netted against invoices from Abilab on the basis of $20,000 per month.

The PFS has been essentially completed by GFL but it is based on an internal, interim resource calculation and the economic evaluation cannot be finalized and publicly released until a 43-101 or JORC compliant resource calculation is prepared. The PFS did not identify any issues to indicate that it would not be technically feasible to build a mine at the Essakane site. A number of initiatives designed to optimize project returns are underway including additional drilling to add resources in the EMZ, examining other development scenarios to reduce capital costs, and a 20,000 sample re-assaying and re-drilling program to determine if the coarse particulate gold content has been underestimated by the previous methodology.  Since the last resource calculation dated August, 2004, over 100,000 meters of additional infill, expansion and exploration drilling has been completed. This has included oriented diamond core holes to develop the geological model, particularly as it relates to new zones of mineralization that were discovered below the EMZ early in 2005. A revised JORC compliant resource calculation of the EMZ based on the new model is expected to be completed by RSG Global in by the second quarter of 2006.

The EMZ is known to contain a significant percentage of coarse particulate gold. The current sampling protocol was designed to reduce the variability in repeat sampling by bottle roll leaching relatively large two kilogram samples and fire assaying the leached residues of any samples with values greater than 1.0 g/t. This technique has been successful at improving the reproducibility of sample results and was the basis for the 43-101 compliant resource calculation prepared by SRK Consulting in August, 2004. However, it appears that only partial leaching of the coarse gold has been taking place and that the undissolved coarse gold was not always detected by a single fire assay of the residue. A new sampling and assaying procedure has been implemented and a 20,000 sample re-assaying and a re-drilling program initiated to determine if the grade of the deposit has been understated.. The re-assaying program could take five to eight months to compete. Approximately 30,000 new exploration and definition drilling samples from the EMZ have been awaiting assaying pending resolution of this issue.

During 2005 GFL’s total expenditures on the Essakane project surpassed the $8 million level required to earn a 50 per cent interest in the project and at year end GFL’s commitment had reached $19,087,428. Expenditures by GFL on Essakane are expected to exceed $10 million in 2006 and will focus on additional drilling on the EMZ and its extensions to the north and south, ongoing engineering studies, the re-assay program, and regional exploration of targets around the EMZ. This work is expected to bring the project through to the BFS stage and the completion of this document will enable GFL to increase its interest to 60 per cent. GFL has assumed operatorship of the project and in 2006 will make all expenditures directly on its own behalf rather than financing Orezone to do the work. GFL’s objective is to complete the BFS in the first half of 2007 following which a production decision can be made. Each party will be responsible for 100 per cent of its share of the capital costs to develop a mine. Orezone has the option to require GFL to finance the entire project in which case Orezone’s interest will be reduced to 30 per cent. Under this scenario repayment of the capital advanced by GFL on behalf of Orezone, plus interest at LIBO plus two per cent, will be repaid out of 80 per cent of the Company’s share of cash flow.

A $300,000 regional drill program, funded by GFL and involving approximately 5,000 meters of RC drilling on the Bom Kodjélé, Tin Taradat, Takabangou and Tin Zoubaratan target areas early in 2006 did not return any favourable results. A $640,000 drill program (of which Orezone will contribute $220,000) has been approved, to advance the Falagountou, Gossey and Sokadie satellite zones.

3.3.2	Bondigui (“Bondi”)

Bondi is a 100 per cent owned, grassroots discovery made by Orezone in 2003 and the Company’s goal is to build sufficient resources to support a stand alone mining operation. An initial NI 43-101 compliant report has been prepared on the Zone 2 discovery and indicated resources amount to 162,964 ounces of gold and inferred resources to 34,591 ounces gold. Many mines in West Africa are made up of a number of smaller deposits and Orezone’s strategy is now to build the resource by identifying other deposits similar to Zone 2.

3.3.2.1   Location and Access
The Bondi Property is 340 square kilometres in size and is located approximately 275 kilometres southwest of the capital of Burkina Faso, Ouagadougou and 90 kilometres east of the second largest city and financial center, Bobo-Dioulasso. The closest town is Diebougou which has a population of approximately 10,000. The property is accessible by paved and laterite roads on a year round basis and lies directly south of the Company’s Golden Hill property and was acquired to cover the extension of the same mineralized trend. The Company has a permanent office near the Bondi site and an all weather road has been built to enable drilling to be carried out during the rainy season. The area around the Bondi property is sparsely inhabited and it is not anticipated that the Company would have any difficulty obtaining the space, or the surface rights, to carry out a potential mining operation.

The climate in this part of Burkina Faso is typical Sahelian with eight to nine months of dry season and a rainy season from June to September. The average daily temperature is 32° C with average rainfall of 34 cm. Local agriculture occupies 20 per cent of the permit area. No fields are located on the Zone 2 discovery at Bondi. Lateritic curaisse is visible over 30 per cent of the project area, with alluvium and saprolite covering the remainder. Outcrop is rare within the Bondi permit area.

Water is available through shallow surface wells and within the Bougariba River, five kilometres from Zone 2, which flows year-round and is a tributary to the Mouhoun (White Volta) River. Diesel generated electrical power is available in Bobo Dialasso and Diebougou although it would have to be supplemented for a mining operation. A World Bank sponsored hydro-electric generation plant is planned for Diebougou but the completion date is unknown.

The permit is held 100 per cent by OZNI and expires in May, 2006. The Company intends to apply for a new permit covering the same territory. Yearly taxes on the 340 square kilometre permit area are 2,550,000 CFA ($5100 USD) with a minimum yearly exploration expenditure requirement of 91,800,000 CFA ($183,600 USD).

3.3.2.2   Geology
Bondi is located in the Houndé greenstone belt, of Birimian age, which trends north south for over 400 kilometers. The belt is cut by the Houndé Fault, a major structural break that hosts most of the major discoveries in the region. The Hounde belt is one of only two locations in Burkina Faso known to have Tarkwaian sediments, a well known trap rock for mineralization in West Africa. The volcano-sedimentary units that make up the belt wrap around the nose of a large intrusive to the west, which could be a source of mineralized fluids, and straddle one of two main structural breaks in Burkina Faso which would act as the conduit for the fluids. The combination of a potential fluid source, a conduit and a trap makes this area highly prospective for economic concentrations of gold mineralization. Orezone acquired these permits because of their attractive geology and now controls over 75 kilometres of strike length of this favourable stratigraphy and at least 45 kilometres are known to be mineralized. Orezone’s land holdings stretch from the Poyo permit in the south, through the Bondi, Intiedougou and Sebedougou permits to the north.

The narrow belt of Tarkwaian micro conglomerates that run the length of the Hounde belt separate the basic extrusive rocks of the Eastern Volcanic Domain from the more felsic and pyroclastc rocks of the Western Volcanic Domain. The mature Tarkwaian clastic rocks are made up of thickly bedded arkosic to quartzitic gritstones and pebbly conglomerates and could represent a major Temiskaming-type strike-slip, pull-apart basin. As such, the the Bondi property has many common features with the classic gold producing areas of the Timmins and Kirkland Lake camps in Canada. Gold mineralization in Zone 2 is finely disseminated throughout a pyritized and silicified shear zone within the sedimentary unit.

3.3.2.3	History

In 1998 Orezone acquired the right to earn a 60 per cent interest in the Bondi Permit by spending US $1.2 million on exploration over four years. Orezone subsequently bought out the other 40 per cent interest and now has an undivided 100 per cent interest in the project subject to the right of the Burkina Faso government to retain a 10 per cent carried interest at the exploitation phase. Bondi was essentially a grassroots exploration project that had not been the subject of previous exploration programs by other companies. In 1999 a high resolution aeromagnetic survey was completed and soil sampling was carried out over the most prospective targets. Several ancient orpaillage sites were discovered and an eight square kilometre gold in soil anomaly was identified. Trenching confirmed the existence of gold mineralization and a 2003 drill program returned a number of intersections with potentially economic widths and grades.

Orezone has recently been granted the exploration rights for the Poyo permit which is located immediately south of Bondi. Orezone now controls over 1,400 square kilometres of the volcanic belt which hosts the Bondi discovery.

3.3.2.4   Exploration
To the end of 2005, Orezone’s expenditures on the Bondi property totalled $4,210,047 of which $650,514 was expended during the year compared to $2,912,446 in 2004. This included 6,667 meters of RC drilling in 36 holes and 310 meters of diamond drilling in one hole compared to 25,697 meters of RC drilling in 345 holes and 7,710 meters of diamond drilling in 50 holes in 2004. The decline in the level of expenditures and drilling at Bondi was due to the fact that most resources and effort were focussed on the Essakane and Sega projects during the year. In 2004, detailed drilling was completed on the first 800 meters of strike length of Zone 2 to define the deposit on 25 meter centres to a depth of approximately 100 meters in order to complete an initial NI 43-101 resource calculation. Indicated resources in Zone 2 amount to 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources amount to an additional 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cutoff. This NI 43-101 compliant resource estimate was prepared by Met-Chem Canada Inc. Drilling has intersected Zone 2 at depths to 225 meters below surface where Hole BDD024 graded 4.1 g/t over 19.1 meters and Hole BRC230D graded 4.5 g/t over 19.5 meters and indicate that gold mineralization appears to continue at depth. A second smaller zone of mineralization has been identified to the south but no NI 43-101 compliant resource estimate has been calculated.

In 2005 drilling 800 meters north of Zone 2 intersected 49 meters grading 4.9 g/t and additional drilling will be carried out at this location in 2006. Drilling will also focus on areas below Zone 2 and on other targets within the permit. The Bondi permit expires on May 17, 2006 and the Company intends to make application for a new permit.

Orezone controls over 45 kilometres of the mineralized trend in the Hounde Belt on four contiguous permits. Orezone’s 2006 exploration budget for Bondi and the rest of the Hounde belt is approximately $2.0 million. The exploration program will include drilling along strike and at depth on Zone 2, drilling new targets on the Bondi, Sébédougou and Poyo permits, and developing new grassroots targets throughout the region.

3.3.3	Séguenega

Orezone acquired the Sega property in 2001 from Repadre Capital Corporation (“Repadre”), now IAMGold Corporation who had discovered mineralization in the Gambo zone. Orezone subsequently encountered mineralization with potentially economic widths and grades in drilling programs on the nearby RZ and Bakou zones and has discovered mineralization in a number of other zones on the property as well. The Company recently completed a NI 43-101 compliant resource report for the Gambo, Bakou and RZ zones only.

3.3.3.1   Location and Access
Sega is a 453 square kilometre property located in the northwest part of Burkina Faso, approximately 200 kilometres north of Ouagadougou. The property is accessible by a paved two lane road north from Ouagadougou to Ouahigouya for approximately 250 kilometres, and then a two lane gravel road which extends east from Ouahigouya for approximately 100 kilometres to the town of Sega in the northeast part of the property.

Seguenega is located within the Sahel region which is immediately south of the Sahara Desert. This is a semi-arid savannah region lacking dense vegetation. Outcrops are scarce and found within small hills that are present in the central and southern portions of the concession. Elevations vary from 250 meters to 450 meters.

3.3.3.2   Geology
The supracrustal rocks of the Sega concession are part of the Proterozoic Birimian Supergroup that is over two billion years in age. The Birimian Supergroup is generally subdivided into lower and upper sequences, with the lower sequence comprising wackes, argillites, some volcaniclastic rocks, and the upper sequence comprising basalts and interflow sedimentary rocks. Younger Tarkwaian medium to coarse grained sedimentary rocks unconformably overly the Birimian rocks. The specific units found on the property include argillites, shales, and wackes with minor volcanic sequences. Tonalitic intrusives are abundant. The Sega property is host to many gold occurrences, usually developed by local artisanal miners. Gold is typically associated with shear related quartz veins and stringers within mafic volcanic and sedimentary sequences. The majority of the gold showings are related to contacts and/or major structures

3.3.3.3   History
Orezone acquired the Sega Property in 2001 through the issuance of 200,000 shares and the vendor retains a three per cent NSR which can be reduced to one per cent through the payment of $2 million.

In 1998 and 1999 Repadre carried out an exploration program consisting of mapping, trenching, soil geochemistry and surface and airborne geophysics. Repadre completed 6,347 meters of reverse circulation drilling which was focused on areas of known artisanal workings. Repadre’s drilling was successful in identifying economic grade intersections at Gambo 1 and 2, Tiba and Bakou. Most of the work was concentrated on Gambo 2, where the better intersections have been found. Most of the gold is associated with quartz veins (typically blue-grey quartz) within a mafic volcanic host.

Placer Dome entered into a joint venture with Repadre in 2000 whereby Placer obtained the right to acquire the property by spending US $3.8 million over four years. Work performed by Placer included a photo-geology interpretation map, aeromagnetic and radiometric interpretation, limited soil sampling, IP over selected areas, and a RAB and RC drilling program. The RAB program consisted of 623 holes for 14,033 meters of drilling, in the Tiba, Bakou, Gambo, and Kemense areas. An RC drill program was also completed in the Gambo, Tiba and Kybelga areas. The results of these programs identified anomalies in the Gambo, Bakou, and Tiba areas. Placer subsequently drilled 632 widely spaced RAB holes, representing 14,033 meters of drilling. Placer’s expenditures totalled approximately $1 million but no large, obvious surface deposits were identified and in 2001, Placer decided not to continue with the joint venture.

3.3.3.4   Exploration
In 2002 Orezone performed 350 meters of trenching and 2,694 meters of RC drilling in the Bakou and Tiba areas. 185 trench samples and 1,890 RC samples were analyzed. A new zone was discovered at the Bakou north area where Hole BKRC03 intersected 34 meters grading 2.12 gAu/t including five meters grading 7.5 gAu/t. Hole BKRC08 intersected 28 meters of 3.35 gAu/t, BKRC09 intersected nine meters of 4.08 gAu/t and hole BKRC11 returned ten meters grading 3.09 gAu/t. All intersections are in oxidized material. The program included 35 RC holes to test the Bakou zone, a 2.5 kilometre mineralized shear characterized by intense sericite alteration with dark smoky-grey quartz vein stockwork.

In 2003 a 3,334 meter RC drill program returned 3,446 RC samples and concentrated on the previously drilled Gambo Zone, the Bakou zone and several other high priority targets. A new zone of mineralization, RZ, was discovered and returned 9.36 gAu/t (uncut) over 15 meters from hole BKRC036 and 17.98 gAu/t (uncut) over 14 meters from Hole BKRC038. At the Bakou Zone, infill drilling was completed over a 500 meter section of the gold mineralized structure. Thirteen holes were drilled for a total of 1,034 meters. Results indicate that the zone consists of a 15 to 25 meter wide halo as defined by a 0.5 gAu/t cut-off with a higher-grade central core between five and nine meters in width. Hole BKRC022 returned 23 meters grading 1.65 gAu/t including a core section of five meters grading 5.80 gAu/t.

In 2004 exploration expenditures on the Sega property totalled $1,916,900 which included 34,461 meters of RC drilling in 380 holes to infill drill and expand the Gambo and Bakou zones and better define the newer RZ discovery. In 2005 an additional $3,213,216 was spent, principally on 34,212 meters of RC drilling in 384 holes and 4,831 meters of diamond drilling in 37 holes. A NI 43-101 compliant resource estimate has been completed based on exploration work up to and including June 15, 2005 by Met-Chem Canada Inc. Using a 0.5 g/t cutoff, indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 ounces) and inferred resources total 1,413,000 tonnes grading 1.61 g/t (73,000 ounces). The resource estimate only encompasses the three main zones of mineralization on the Sega property, the Bakou, Gambo and RZ, all of which are located within a relatively small 2.5km(2) area. A $1.8 million exploration program is currently underway with the objectives of expanding these zones, better defining recently discovered zones (e.g. Tiba) and drilling new targets, all with the goal of determining if the property has sufficient resources to initiate a feasibility study. Recent drilling has identified a number of new zones on the Sega permit including Tiba 4 where intersections of 30 meters grading 4.1gAu/t and 7 meters grading 14.1 gAu/t were encountered. To date, mineralization on the Sega property has tended to be smaller zones and lenses and it will likely take a number of them to support an economic project. This makes exploration a slower and more intensive effort. The Company has received an 18 month extension on the Sega permit, which expires in January, 2007, and there are no assurances that additional extensions will be granted. The Company has the option of completing a feasibility study and applying for an exploitation permit following which the Company will have an additional two years to bring the project into production.

3.3.4	Bomboré

In 2002 Orezone entered into an agreement with Channel Resources Ltd. (“Channel”) to acquire an interest in the Bomboré permit area. Channel had previously calculated an indicated resource of 9.8 million tonnes of oxide material grading 1.50 grams of gold per tonne (471,000 contained ounces), and an inferred resource of 12.4 million tonnes grading 1.46 grams of gold per tonne (582,000 contained ounces), both based on a 0.7 grams of gold per tonne cutoff grade. According to Channel’s 2003 Annual Information Form “the estimate was performed in 2000 in accordance with the guidelines provided by the Canadian Mining Standards Task Force in its Interim Report dated June, 1998 and in its Final

Report dated January, 1999” and was prepared by Channel’s Chief Geologist under the supervision of its President and Chief Operating Officer. No independent verification of the resources were provided by Channel. Orezone has not had these resources verified by an independent party, and no NI 43-101 report has been prepared. Until such time as a 43-101 report is prepared, Orezone considers all resources on the Bombore property to be inferred.

3.3.4.1   Location and Access
The Bombore gold project now covers an area of 250 square kilometres and was reduced from it former size of 2,100 square kilometres in order to reduce taxes and expenditure requirements and to focus on the most prospective areas. It is located south of the village of Mogtedo, approximately 80 kilometres by paved highway east of Ouagadougou, Burkina Faso. Roads and trails within the permit are well travelled and can be accessed most of the year with four wheel drive vehicles.

3.3.4.2   Geology
The Bombore permit covers parts of at least two Birimian greenstone belts which strike roughly northeast-southwest. The greenstone belt in the northwest corner of the property is underlain mainly by mafic to intermediate metavolcanic rocks and dioritic to granodioritic intrusions. The greenstone belt which extends across the Bombore permit for 50 kilometres from the southwest corner to the village of Meguet in the northeast, is underlain by moderately to well sheared metavolcanics and volcaniclastics.

The Bombore First Target (“BFT”) area is underlain by intrusive units, ranging in composition from felsic to ultramafic as well as by felsic to ultramafic schist units. The dioritic and gabbroic intrusions are very abundant, tabular and continuous. They are oriented subparallel with the foliation. Felsic intrusions occur mainly as dykes intruding schist and other intrusive units. Fine grained (rhyolitic) to coarse grained (quartz feldspar porphyry and granitic) dykes are noted. They are generally affected by the deformation and also trend subparallel with the foliation. Locally, undeformed diorite is observed. Sericitic, chloritic, graphitic and talc schist units envelope the intrusions. The protolith of the most common sericitic schist is interpreted to be felsic to intermediate volcanic and/or intrusive rocks. Graphitic schist occurs in the western part of the Maga area and in the eastern sector of the P23 and P13 grids. Ultramafic units (peridotite and talc schist) are observed locally in the Maga sector, the Colline de Fusille area and from the western parts of P8/P9 to the P13 grid area.

3.3.4.3   History
Initial exploration work performed by Channel, along with its partner Solomon Resources Limited began at Bombore in early 1994 and continued through and ended with Placer Dome in 2000. A substantial amount of work was performed by Channel and its partners over that period of time including SPOT satellite imagery, 8,548 line kilometres of airborne geophysics, a 5,666 sample regional geochemical soil survey, a 9,521 sample semi-detailed soil survey, surface rock sampling with 4,893 samples and 5,398 meters of surface trenching in 21 surface trenches. Drilling on the property includes over 34,000 meters of RAB drilling in 1000 holes, 19,348 meters of RC drilling in 259 holes and, 1080 meters of diamond core drilling in 10 holes.

Channel recognized the BFT as a wide, low grade gold resource with a 14 kilometer strike length and widths of up to several hundreds of metres. Resources that have been identified are contained in six separate zones within the BFT. Several other regional areas were recognized as potential gold resource targets and have been explored to various degrees.

Under an agreement dated August 12, 2002 Orezone can earn a 50 per cent interest in the Bombore permit by making a cash payment of $40,000, issuing 150,000 shares and incurring $2.0 million in exploration expenditures. $300,000 must be made in the first year and this expenditure has already been incurred. In 2004 the agreement was revised and the Company must now spend the balance of $1.7 million by January 17, 2007. Upon earning a 50 per cent interest, Orezone may earn an addition 20 per cent by completing a bankable feasibility study and then will have 90 days to make a cash payment of US $1.0 million to reduce the remaining parties interest to a one per cent net smelter royalty. Should Orezone withdraw from the agreement, it is required to transfer ownership of the permit back to Channel and Solomon.

The gold mineralization at Bombore is within the near surface oxide zone and is quite amenable to low cost heap leach extraction. Channel Resources produced a measured and indicated reserve of 471,000 ounces at 1.5 gAu/t and an inferred resource of 582,000 ounces at 1.5 gAu/t within the BFT. Orezone considers all resources to be inferred until such time as this resource calculation can be independently verified.

3.3.4.4   Exploration
In 2003 Orezone performed a limited RC drilling program totalling 1,994 meters. 2,193 samples were taken with drilling focussed on assessing the higher grade areas previously identified. The Kiin Tanga and P8/P9 areas were tested with hole BBRC03-23 returning 11.7 gAu/t over 10 meters. Due to a shortage of drill rigs in West Africa and a higher priority being placed on the Company’s other projects, a very limited amount of work was carried out on Bomboré in 2004. In 2005 Orezone drilled 173 RC holes totalling 11,011 meters and expended $908,558 to investigate the continuity of previously indicated mineralization over wide spaced sections. The drilling confirmed both the continuity and the lower grade nature of mineralization. Continued modelling of the various mineralized areas will be done in 2006 to evaluate this low grade deposit in light of higher gold prices.

3.3.5	Other Burkina Faso Projects

Orezone has a number of other exploration properties in West Africa, mainly in Burkina Faso, which are at earlier stages of exploration. It is the intention of the Company to acquire and explore properties at various levels of exploration in order to make the most efficient use of financial resources, to carry out exploration in the most cost effective manner and to build a pipeline of projects at various stages of exploration and development. Properties that have been properly evaluated and do not meet Orezone’s expectations, will either be dropped, sold or returned to the original owners. Those properties that are deemed worthy will be kept and exploration work will continue. Every project is reviewed at each stage of exploration to be sure that it meets expectations for discovery and advancement.

Golden Hill
The Golden Hill project is located in southwest Burkina Faso and was the focal point of Orezone’s early exploration efforts in Burkina Faso. The Golden Hill area is accessible by paved and lateritic roads on a year round basis and is located 285 kilometres southwest of Ouagadougou, and approximately 70 kilometres east of the second largest city of Bobo-Diallaso. The Golden Hill project area consisted of the Intiédougou permit, which expired July 4, 2005, and which was replaced by the Nabéré and Tankiédougou permits. All costs and expenses relating to the original Intiédougou permit have been written off. Most of the area has been the subject of preliminary exploration programs and four main zones have now been delineated through detailed exploration. An inferred resource of 3.5 million tonnes grading 1.4 gAu/t (157,556 contained ounces) has been calculated internally. This inferred resource should be considered as part of a preliminary assessment and too speculative from a geological perspective to have economic considerations applied to it as there is no certainty that any of these resources will ultimately be mineable. At present, the property is not considered material to the Company and no NI 43-101 compliant report has been prepared.

In 2004 a gradient IP survey was completed over the Nabéré prospect and shows strong structural zones that correlate well with known mineralization and follow up work lead to the definition of drill targets in 2005. A two phase program of RC drilling consisting of 55 holes totalling for 3,787 meters was carried out in 2005. The Peksou Zone continues to show significant mineralization and will be subject to 3D modelling and warrants further work.

3.3.5.2   Kerboule
The Kerboule Property is 404 square kilometres in size and is located in the northern part of Burkina Faso near the Mali border. It is approximately 250 kilometres north of the capital city, Ouagadougou. The Company acquired an interest in the exploration permit that covers the property in April, 1997 and now holds the permit entirely in its own name subject to the right of a local Burkina Faso businessperson to contribute 25 per cent of the cost of future programs or be diluted down to a three per cent NSR of which three quarters, representing a 2.25 per cent interest, can be repurchased by the Company for US$1.5 million. Kerboule is accessible by lateritic roads and trails for most of the year. The rainy season limits access to certain parts of the property between the months of July and August.

Exploration on Kerboule was intermittently conducted between March, 1997 and July 1999 and an inferred resource of 4.8 million tonnes grading 1.3 gAu/t (200,000 contained ounces) was calculated internally. This inferred resource should be considered as part of a preliminary assessment and too speculative from a geological perspective to have economic considerations applied to it as there is no certainty that any of these resources will ultimately be mineable. At present, the property is not considered material to the Company and no NI 43-101 compliant report has been prepared.

The Kerboule permit expires on May 17, 2006 and all costs relating to it have been written off.

3.3.5.3   Sébédougou
The Sébédougou gold property is 255 square kilometres in size and is located immediately north of the Company’s Golden Hill property and 300 kilometres west of the capital city of Ouagadougou. The prospecting permit was obtained as part of the merger with CIMC. Previous work by international and local governments included extensive soil geochemistry for base metals and gold, as well as regional mapping and prospecting. The Sébédougou property is located on the eastern side of the Houndé Greenstone Belt that includes Tarkwaian sediments and a major fault and splay system. The remainder of the property contains north-northeast trending andesites, rhyolites, volcanic schists and sediments. Several southeast to northwest trending transverse faults are found across the property. A local conjugate fault system lies within the mineralized area of the Sébédougou permit and is an important component in gold mineralization.

The initial exploration program on the Sébédougou property focussed on this eastern area of the belt in 1999 and included a regional geological mapping and sampling program followed by an airborne magnetic survey, a 100 metre by 100 metre, 1,583 sample soil geochemistry survey and a 42 hole, 1,600 metre RC drill program. Results from the soil geochemistry program defined three anomalous areas with significant values and the Hill Zone was investigated by a series of five drill fences to test a two kilometre long anomaly. In 2005 gradient IP indicated some prospective target areas that coincided with surface gold anomalies and a total of 3,274 metres were drilled in 47 RC holes. While two zones have emerged with some potential and will be followed up with further drilling in 2006, the Sebedougou permit expires May 17, 2006 and all costs and expenses relating to it were written off in 2005.

3.3.5.4   Guéguére
The Guéguére gold property is located 180 kilometres west of Ouagadougou, 25 kilometres south of the past producing Poura gold mine and 45 kilometres east of the Company’s Golden Hill property. The 160 square kilometre property was acquired through the merger with CIMC in July, 2002 and can be accessed by lateritic road off the main road south of Poura. In 2005, 25 holes totalling 1,898 meters were drilled but results were not encouraging enough to continue with exploration on the permit. The permit expired in December, 2005 and all costs and expenses relating to it were written off.

3.3.6	Kossa

The 1,997 square kilometre Kossa permit is located in Niger, immediately adjacent to the Essakane Project, which is across the border in Burkina Faso. Kossa is 100 per cent owned by Orezone and is not part of the agreement with GFL. An extensive surface sampling program was carried out during 2005 and 13,646 samples were collected and assayed for gold and 5,406 samples were run through a multi-element procedure. This program identified 10 high priority target areas and a gradient IP survey was commenced on these areas to better define drill targets. The Fatatako, KBF and Kossa prospects have shown the best potential. These are located on the western side of the permit, close to the border with Burkina Faso. A 10,000 meter RC drilling program has started to test these targets. Expenditures on the Kossa permit to December 31, 2005 totalled $776,698.

3.3.7	Mali

At Boukoutinnti, Mali a 3,300 termite mound and soil sampling program was completed over three areas in 2004, to follow up on multi-kilometre size gold in soil trends. Three trends emerged from the program with the main trend extending for over four kilometres in association with the contact between sediments and an intrusive. A pit sampling program was completed in October (160 pits) that confirmed a saprolite source for these gold anomalies. In 2005, a 2,644 meter, 32 hole program investigated several mineralized shear zones on the Boukoutinnti permit. Results from the Dag-Dag shear showed wide, low grade mineralization along the contact of a felsic intrusive and sediments. No work is planned in 2006. Farabantourou, a new research permit, and the newly optioned Sepola permit are both located in western Mali along the Senegal-Mali fault and are situated halfway between the Sadiola and Loulo mines. Recent compilation has shown some prospective areas associated with splays off the main fault structure. Surface sampling and drilling are planned for 2006

3.3.8	North American Projects

For a number of years Orezone followed a dual strategy of exploring North American properties in conjunction with its efforts in West Africa. However, the progress made in Burkina Faso has superseded the Company’s efforts in North America. According, a decision was made in 2003 to write off the value of the La Grande-East, Wemindji, and Monster properties and to drop the Company’s interests in these projects. The Company retains the right to earn a 50 per cent interest in the Waxatike property in Northern Ontario by spending $500,000 but wrote off all related costs and expenses in 2005.

ITEM 4.	SELECTED CONSOLIDATED FINANCIAL INFORMATION

4.1	Annual Information

	2005	2004	2003

Total Revenues	nil	nil	nil

Deferred exploration expenses¹	$20,838,213	$8,698,784	$3,116,061

Net loss	($5,321,816)	($1,340,087)	($1,701,248)

Basic and diluted net loss per share	($0.05)	($0.01)	($0.03)

Total assets	$54,168,217	$26,163,676	$22,037,007

Long term liabilities	nil	nil	$1,003,228

1.	Total deferred exploration expenses including optionee contributions.

4.2	Dividends

The Company’s current policy is to retain earnings to finance the growth and the development of the Company’s business and not pay dividends until it has established revenue and income generating assets. This policy will be reviewed in the future should the Company be successful in establishing a commercial mining operation. The Company is not aware of any restriction that could prevent it from paying dividends.

Foreign GAAP
Note 14 of the Company’s financial statements for the year ended December 31, 2005 is incorporated herein by reference. Note 15 identifies the adjustments that would be made to the Company’s consolidated financial statements had they been prepared according to Generally Accepted Accounting Principles in the United States.

ITEM 5.	MANAGEMENT’S DISCUSSION AND ANALYSIS

General

5.1.1    Introduction
Management’s discussion and analysis (“MD&A”) of the operating results and financial condition of Orezone Resources Inc. (the “Company”), dated March 27, 2006, should be read in conjunction with the audited consolidated balance sheets of the Company as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, deferred exploration expenses and cash flows for the years ended December 31, 2005, 2004 and 2003.

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and would differ in certain material respects had they been prepared in accordance with accounting policies generally accepted in the United States (“US GAAP”) as outlined in Note 14 to the consolidated financial statements.

The Company’s consolidated financial statements are expressed in United States dollars (“USD”) and all amounts in this report are in USD unless otherwise noted. As the functional currency of the Company has become the USD, the Company began reporting in USD in 2004.

This MD&A is prepared in conformity with National Instrument 51-102 F1 and has been approved by the Board of Directors prior to release.

5.1.2    Overview
The Company is engaged in the acquisition, exploration and development of mineral properties, primarily in Burkina Faso, West Africa, and this has been its main focus over the last five years. The Company’s objective is to identify and develop commercially exploitable deposits of minerals (primarily precious metals) and thereby become a gold producing company. While the Company is carrying out active exploration programs on a number of properties and some contain significant resources, none have yet reached a stage whereby a decision has been made to bring them into production.

Orezone has been active in Burkina Faso, West Africa since 1996. The Company made a decision to focus on Burkina Faso because it has similar geology, but is relatively unexplored, compared to the neighbouring countries of Mali and Ghana where a number of major discoveries have been made and a number of large mines have been built. In addition, Burkina Faso has been politically stable for a number of years, has good infrastructure relative to much of West Africa and provided the opportunity to acquire both relatively large unexplored tracts of land, as well as more advanced stage assets, on reasonable terms. These conditions, in combination with a weak gold price and resultant lack of interest among investors for gold equities, enabled the Company to establish a significant land position in Burkina Faso. At present, Orezone has interests in 16 different properties covering approximately 3,502 square kilometres in Burkina Faso. The Company has a permit of approximately 2,000 square kilometres in Niger, and option agreements enabling it to earn into two other permits, and holds two permits in Mali totalling 259 square kilometres as well as an option agreement to earn an interest in another permit.

Exploration has been ongoing on the Company’s properties since 1996 and until 2002 was largely financed by small private placements. In July, 2002 the Company acquired the Essakane property, where exploration by previous owners had outlined a measured and indicated resource of 1.3 million ounces of gold, and entered into a joint venture agreement with Gold Fields Limited (“GFL”). Under this agreement GFL is funding all expenditures up to the completion of a bankable feasibility study and by doing so, will earn a 60 per cent interest in the project. As at December 31, 2005 GFL had committed $19,087,428 to the Essakane Project. Indicated resources have been increased to 2.35 million ounces and expenditures in 2006 for continued exploration and development work, including a new resource estimate and bankable feasibility study to determine if it is economic to bring the project into production, are expected to be in the order of $10 million. The Company is also carrying out active exploration programs on a number of other projects which range from the grass roots stage to having significant resources but none have yet advanced to the stage necessary to initiate a feasibility study.

Orezone is still an exploration and development stage company and does not have any revenue generating assets. Over the three years ended December 31, 2005, 2004 and 2003 the Company has reported losses of $5,321,816, $1,340,087 and $1,701,248 which have been principally due to write offs of deferred exploration expenses and mineral property acquisition costs, and administrative expenses incurred to manage the Company and its exploration activities. During the same periods, the Company incurred deferred exploration expenditures of $20,838,213, $8,698,784 and $3,116,061 of which $14,225,450, $2,936,253 and $1,625,725 were financed through contributions by optionees.

The Company’s management and administrative expenses and the cost of its own exploration programs are financed through the Company’s ability to raise capital in equity markets. Following the acquisition of Essakane in 2002, the price of gold and investor sentiment toward gold stocks both substantially improved and the Company was able to complete $17.6 million in private placements in 2002 and 2003 and late in 2005 completed a CAD $30 million public financing. These transactions significantly increased the size of the Company’s assets, have enabled it to increase the level of its exploration expenditures on projects other than Essakane, and have provided the resources to finance management and administrative expenses and contemplated exploration expenditures for a number of years. Additional financing will likely be required to fund the capital expenditures associated with building a mine should any of the Company’s projects progress to the development stage. Please refer to the explanation of Risks and Uncertainties located herein.

The common shares of the Company are listed for trading on the Toronto and American Stock Exchanges under the symbol “OZN”. The Company’s shares were traded under the symbol ORZ on the Toronto Stock Exchange until March 18, 2004. The Company’s head office is in Ottawa, Ontario.

5.1.3    Qualified Person
Jeffrey S. Ackert, the Company’s Vice President Exploration, is the qualified person under National Instrument 43-101 who supervises all work associated with the Corporation’s exploration programs in Africa.

5.2	Exploration Activities

All of Orezone’s properties in Burkina Faso are exploration permits as defined by The Mining Law #031-2003 of Burkina Faso, dated May 8, 2003. A subsidiary of the Company holds title to all of these properties. Exploration permits in Burkina Faso give the holder the exclusive right to explore for minerals requested on the surface and subsurface within the boundaries of the permit. The permit holder has the exclusive right, at any time, to convert the exploration permit to a mining exploitation permit. Exploration permits are valid for a period of three years from date of issue and may be renewed for two more consecutive terms of three years for a total of nine years. Mining permits are valid for an initial period of twenty years and are renewable for five-year periods on an exclusive basis, until the deposit is exhausted. Pursuant to article 20 of the law, mining permits are treated as real property rights with complete right of mortgage and liens. Both exploration and mining permits are transferable rights. Pursuant to article 78 of the law, only holders of exploitation (mining) permits are required to maintain a fiduciary account with an accredited bank to hold funds for reclamation of mining properties. As all of the Company’s properties are exploration permits, there is no requirement to maintain a reserve for future reclamation or potential environmental liabilities. The law also provides a stable fiscal regime for the life of any mine developed.

All exploitation licenses in Burkina Faso are subject to a 10 per cent carried interest and a three per cent royalty on gold produced in favour of Burkina Faso once a Mining Convention is signed and an exploitation license is awarded by the government. The Mining Convention provides that financial and customs regulations and rates will be fixed during the term of the exploitation licence and that no new taxes can be imposed. However, the title holder can benefit from any reductions of tax rates during the life of the exploitation license.

In The Republic of Mali, the government has the right to a 10 per cent carried interest in the eventual mining Company to be formed after successful exploration. There is a royalty of three per cent on the gold produced. Exploration permits are granted for an initial three year period and can be renewed twice with permit size reductions.

In the Republic of Niger, the government has the right to a 10 per cent carried interest in any Nigerian Corporation formed for the purpose of mining and receives a 5.5 per cent royalty on gold produced. The Company has a mining convention on the Kossa permit which specifies the precise terms of any exploration or mining activity in Niger should the Company elect to take the project into operation. It provides guarantees of exclusivity and fiscal and legal regime. This Convention has a term of 30 years. If the mining life is greater than 30 years, the Convention provides for re-negotiation. The Convention grants fiscal incentives only available to the mining industry in Niger including a five year income tax holiday.

During 2005 Orezone drilled 1,653 holes totalling 153,173 meters which represents a 40.5 per cent increase over the meterage drilled in the previous year which consisted of 109,010 meters in 1,260 holes. Most of this increase was attributable to higher activity levels at the Essakane project where drilling in 2005 totalled 60,670 meters in 615 RC holes and 17,877 meters in 233 core holes.

Annual Drilling Statistics

	2005		2004
	# of holes	meters	# of holes	meters

Reverse Circulation	1,382	123,800	1,098	95,597
Diamond Drill	271	29,374	108	11,901
Rotary Air Blast	0	0	54	1,512

Total	1,653	153,173	1,260	109,010

During 2005 a total of $6,612,763 was spent on exploration activities compared to $5,762,531 in 2004 and $1,490,336 in 2003, net of contributions by joint venture partners. This increase was due to higher exploration activity levels on the Sega, Bombore and Kossa projects. In addition, expenditures by joint venture partners totalled $13,753,180, $2,936,253 and $1,625,725 in the years ended December 31, 2005, 2004 and 2003.

Annual Exploration Expenditures

	2005	2004	2003

Essakane	$ 14,171,738	$ 3,284,862	$ 1,555,737
Sega	3,213,216	1,916,900	298,753
Bombore	908,558	2,340	217,378
Bondi	650,514	2,912,446	465,880
Kossa	776,698	96,311	-
Other	1,117,489	485,925	578,313
Optionee Contributions	(14,225,450)	(2,936,253)	(1,625,725)

Total	$ 6,612,763	$ 5,762,531	$ 1,490,336

Essakane
In the year ended December 31, 2005 expenditures on the Essakane project totalled $14,171,738 which represents a substantial increase over the $3,284,862 spent in 2004 and $1,555,737 spent in 2003. The increase in expenditures was due a strategy of focussing all efforts on the Essakane Main Zone (“EMZ”), as opposed to regional targets on the property, in order to expand resources and prepare a new 43-101 compliant resource estimate, complete a pre-feasibility study (“PFS”) and ultimately, a bankable feasibility study (“BFS”) based on the EMZ alone. In order to achieve these goals, a significant infill and expansion drilling program was undertaken which targeted the down dip and on strike extensions of the EMZ and new mineralization which had been intersected below the EMZ. In addition, GFL engaged a number of independent consultants, as well as in house personnel, to complete the resource update and the pre-feasibility study in the summer of 2006 with completion of the bankable study tentatively scheduled for mid 2006. This timetable has been pushed back at least six to nine months due to backups at assay labs in West Africa which delayed sample results, the need to complete deep oriented core drilling to refine the geological model, partially due to the intersecting of new mineralization below the EMZ, assay QA/QC issues relating to coarse particulate gold, and slow response times from consultants due to the high level of demand for their services.

The assay lab issue has been alleviated through the commissioning of three new independent assay laboratories in Burkina Faso, two in Ouagadougou and one at the Essakane site. In order to support the establishment of these laboratories, Orezone signed contracts with two to ensure that they received a minimum amount of business. On behalf of the joint venture with GFL, the Company agreed to send 12,164 samples per month (representing a total monthly obligation of $69,150) to the SGS Burkina S.A. (“SGS”) laboratory at Essakane for a period of 12 months commencing in June, 2005. The Company also agreed to pay a demobilization fee equal to 50 per cent of the monthly fee if the agreement with SGS is not extended to include a production monitoring analytical facility. The agreement also includes an early termination penalty equal to 80 per cent of the residual value of the contract. No samples are currently being processed at the SGS lab pending a decision on potentially changing the assay procedures at Essakane as discussed below. Effective January 1, 2006 the contract with SGS was transferred from Orezone to GFL and GFL is paying SGS a monthly fee while the lab is on standby. The Company also signed a contract with Abilab Burkina SARL (“Abilab”) in April, 2005 whereby it agreed to provide a $100,000 mobilization advance to Abilab and guaranteed that the Company would provide 15,000 samples per month for processing for a period of five months, representing an obligation of $420,000. The advance was netted against invoices from Abilab on the basis of $20,000 per month.

The PFS has been essentially completed by GFL based on an internal, interim resource calculation. The PFS did not identify any issues to indicate that it would not be feasible to build a mine at the Essakane site. A number of initiatives designed to optimize project returns are underway including additional drilling to add resources in the EMZ, examining other development scenarios to reduce capital costs, and an extensive re-assaying program to determine if coarse particulate gold content has been underestimated by the previous methodology.  The PFS will not be finalized and publicly released until this work is completed which is expected to occur in the fall of 2006.

As of August, 2004 the EMZ had an indicated resource of 49 Mt grading 1.5 g/t (2.4 Moz) and an inferred resource of 5.7 Mt grading 1.7 g/t (0.3 Moz) based on a 0.5 g/t cut off grade. Since that time over 100,000 meters of additional infill, expansion and exploration drilling has been completed. This has included oriented diamond core holes to develop the geological model, particularly as it relates to new zones of mineralization that were discovered below the EMZ early in 2005. A revised JORC compliant resource calculation for the EMZ is currently being prepared by RSG Global.

The EMZ is known to contain a significant percentage of coarse particulate gold. The current sampling protocol was designed to reduce the variability in repeat sampling by bottle roll leaching relatively large two kilogram samples and fire assaying the leached residues of any samples with values greater than 1.0 g/t. This technique has been successful at improving the reproducibility of sample results and was the basis for the 43-101 compliant resource calculation prepared by SRK Consulting in August, 2004. However, it appears that only partial leaching of the coarse gold has been taking place and that the undissolved coarse gold was not always detected by a single fire assay of the residue. A new sampling and assaying procedure has been implemented and an extensive re-assay and re-drilling program initiated to determine if the grade of the deposit has been underestimated. The re-assaying program could take five to eight months to compete. Approximately 30,000 new exploration and definition drilling samples from the EMZ have been awaiting assaying pending resolution of this issue.

Expenditures by GFL on Essakane are expected to exceed $10 million in 2006 and will focus on additional drilling on the EMZ and surrounding targets, ongoing engineering studies and the re-assay program A $640,000 drill program (of which $220,000 is being funded by Orezone) has been intitiated to advance the Falagountou, Gossey and Sokadie satellite zones.

During 2005 GFL’s expenditures on the Essakane project surpassed the $8 million level required to earn a 50 per cent interest in the project and at year end GFL’s commitment had reached $19,087,428. An additional US $10 million is expected to be committed for 2006 to bring the project to the BFS stage and the completion of this document will enable GFL to increase its interest to 60 per cent. GFL has assumed operatorship of the project and in 2006 will make all expenditures directly on its own behalf rather than financing Orezone to do the work. GFL’s objective is to complete the BFS in 2007 following which a production decision can be made. Each party will be responsible for 100 per cent of its share of the capital costs to develop a mine. Orezone has the option to require GFL to finance the entire project in which case Orezone’s interest will be reduced to 30 per cent. Under this scenario repayment of the capital advanced by GFL on behalf of Orezone, plus interest at LIBO plus two per cent, will be repaid out of 80 per cent of the Company’s share of cash flow.

Séguénega
Orezone acquired the Sega property in 2002 and since that time expenditures have steadily increased from $298,753 in 2003 to $1,916,900 in 2004 and to $3,213,216 in 2005. A total of 384 holes consisting of 34,212 meters of RC drilling were completed in 2005. A NI 43-101 compliant resource estimate has been completed by Met-Chem Inc. based on exploration work up to and including June 15, 2005. It includes only the Gambo, Bakou and RZ zones. Indicated resources total 4,844,000 tonnes grading 1.99 g/t (310,600 contained ounces) and inferred resources amount to

1,413,000 tonnes grading 1.6 g/t (73,000 contained ounces), both at a 0.5 g/t cutoff. A $1.8 million exploration program is currently underway with the objectives of expanding these three zones, better defining recently discovered zones (e.g. Tiba), and drilling new targets, all with the goal of increasing resources to the threshold deemed necessary to initiate a feasibility study. To date, mineralization on the Sega property has tended to be smaller zones and lenses and it will likely take a number of them to build a mineable resource. Exploration is also a slower and more intensive effort because of the nature of these deposits. The Company has received an 18 month extension on the Sega permit, which expires in January, 2007, and there are no assurances that additional extensions will be granted. The Company has the option of completing a feasibility study and applying for an exploitation permit following which the Company will have an additional two years to bring the project into production.

Bondigui
Due to a decision to focus drills, manpower and other resources on the Essakane Project with the objective of completing a new resource update, PFS and ultimately a BFS, the level of activity at Bondi declined in 2005 compared to the previous year. Expenditures in 2005 were $650,514 compared to $2,912,446 in the previous year. In 2005, 93 RC holes totalling 5,774 metres and one diamond drill hole totalling 310 metres were drilled at Bondi. Favourable geology and grades were identified in the deeper core holes below 150m depth and down dip from the better near surface portion of the resource. Extensive IP surveys and surface sampling indicated that the Zone 2 structure, which contains indicated resources to a depth of 125m of 1,761,822 tonnes grading 2.88 g/t (162,964 contained ounces of gold) and inferred resources of 446,378 tonnes grading 2.41 g/t (34,591 contained ounces) using a 0.5 g/t cut off grade, continues north for more than four kilometres. In 2005 drilling 800 meters north of Zone 2 intersected 49 meters grading 4.9 g/t and additional drilling will be carried out at this location in 2006. Drilling will also focus on areas below Zone 2 and on other targets within the permit. The Bondi permit expires on May 17, 2006 and the Company intends to make application for a new permit.

Kossa
The 2,000 km(2) Kossa permit is located in Niger, immediately adjacent to the Essakane Project, which is across the border in Burkina Faso. Kossa is 100 per cent owned by Orezone and is not part of the agreement with GFL. An extensive surface sampling program was carried out during 2005 and 13,646 samples were collected and assayed for gold and 4,886 samples were run through a multi-element procedure. This program identified 10 high priority target areas and a gradient IP survey was commenced on six of these areas to better define drill targets. The Fatatako, KBF and Kossa prospects have shown the best potential. These are located on the western side of the permit, close to the border with Burkina Faso. A 10,000 meter RC drilling program has started to test these targets.

Other Properties
Gradient IP indicated some prospective target areas that coincided with surface gold anomalies on the Sébédougou permit and a total of 3,274 metres were drilled in 45 RC holes during 2005. Two zones have emerged with some potential and they will be followed up with further drilling in 2006. The Sébédougou permit expires May 17, 2006 and all costs and expenses relating to it were written off in 2005. At Guéguére, 25 holes totalling 1,898 meters were drilled but results were not encouraging enough to continue with exploration on the permit. The permit expired in December, 2005 and all costs and expenses relating to it were written off in 2005. A two phase program of RC drilling consisting of 55 holes totalling for 3,787 meters was carried out on the Golden Hill project which consists of the Intiédougou permit, which expired July 4, 2005, and which was replaced by the Nabéré and Tankiédougou permits. The Peksou Zone continues to show significant mineralization and will be subject to 3D modelling and warrants further work. All costs and expenses relating to the original Intiédougou permit were written off in 2005. At Bombore, a 217 hole, 13,829 meter program investigated the continuity of previously indicated mineralization over wide spaced sections. The drilling confirmed both the continuity and the lower grade nature of mineralization. The Kiin Tanga zone exhibited narrow zones of higher grade material. Continued modelling of the various mineralized areas will be done in 2006 to evaluate this low grade deposit in light of higher gold prices.

In Mali, a 2,644 meter, 32 hole program investigated several mineralized shear zones on the Boukoutinnti permit. Results from the Dag-Dag shear showed wide, low grade mineralization along the contact of a felsic intrusive and sediments. No work is planned in 2006. Farabantourou, a new research permit, and the newly optioned Sepola permit are both located in western Mali along the Senegal-Mali fault. Recent compilation has shown some prospective areas associated with splays off the main fault structure. Surface sampling and drilling are planned for 2006.

On January 19, 2006 Orezone signed agreements with Greencastle Resources Ltd. (“Greencastle”) under which the Company can earn an interest in Greencastle’s Namaga and Koryia concessions in Niger. Under the terms of the agreements, Orezone can earn a 50 per cent interest by spending $1 million on each property over three years ($200,000 in year one, $300,000 in year two and $500,000 in year three) and can increase its interest in either one to 75 per cent by completing a bankable feasibility study. If Greencastle elects not to participate should a production decision be made, Orezone will be required to buy the remaining 25 per cent interest for $2.0 million. Orezone has also agreed to buy one million units in a Greencastle private placement for CAD $0.30 per unit. Each unit consists of one common share and one half of one common share purchase warrant. A full warrant entitles the holder to buy one common share at a price of CAD $0.45 per share for a period of 18 months.

5.3	Selected Annual Information

5.4     Results of Operations
The Company completed the acquisition of the Essakane permits in July, 2002 and with exploration success on some of its other projects and an improvement in both the price of gold and capital markets, has been able to raise sufficient capital to finance higher levels of activity. As a result, administrative expenses, exploration expenditures, cash balances, total assets and the number of shares outstanding have all increased significantly over the last three years.

The greatest constraint on the Company’s ability to support increased activity levels is the ability of the industry’s infrastructure’s to keep up with the increased demand for its services. This is particularly true with respect to assay labs and drilling companies. Due to good relations with suppliers, the Company has been able to secure sufficient drill rigs to carry out planned exploration programs. Three new assay labs have been commissioned in Burkina Faso, including one at the Essakane site, which has eliminated a backlog of samples which were waiting to be assayed during the early and middle part of 2005. The Company has been able to attract top level professional personnel in all relevant fields as it has grown, including geologists, financial and operating staff. However, there is a general shortage of qualified personnel within the mining industry due to increased activity levels and the market for their services remains very competitive.

In the year ended December 31, 2005 the Company recorded a net loss $5,321,816, or $0.05 per share, on both a basic and diluted basis, compared a net loss of $1,340,087, or $0.01 per share, for the year ended December 31, 2004. The principal reason for the increased loss was the write off of deferred exploration expenses and mineral exploration property acquisition costs. Diluted net losses per common share are equal to basic net losses per common share when calculated using the treasury stock method due to the anti-dilutive effect of stock options and share purchase warrants.

At the present time, the Company is still a development stage company with no operating business segment and no revenue generating activities. The Company’s financial performance is largely a function of the level and amount of administrative expenses required to operate the Company and carry out its exploration activities. Administrative expenses of $2,071,801 in the 12 months ended December 31, 2005 decreased by a small amount from $2,134,216 in the 12 months ended December 31, 2004 as increases due to higher activity levels and the competitive nature of the market were offset by the allocation of some costs to deferred exploration in 2005. Higher public relations and travel costs, also relating to higher activity levels, were largely offset by lower office, general and administrative expenses. Interest income in fiscal 2005 declined to $221,180 from $278,616 in the prior year but the decline was more than offset by a gain of $272,286 on the sale of an investment.

Management, directors and technical advisors continually review the merits of each of the Company’s properties to assess whether or not they merit further exploration and development expenditures and whether the carrying value of the properties is greater than the future expected return from the property. Empirical evidence such as geochemical analysis, drilling results, assays, mapping and field observation are the primary evidence that is assessed along with external factors such as commodity markets, exchange rates, political risk and closeness to other known operations when making decisions on impairment. During 2005 the Company wrote off $3,687,251 in deferred exploration expenses and $694,345 in mineral exploration property acquisition costs relating to the Intiédougou, Sébédougou, Kerboule, Guéguére and Waxatike properties. The decisions to write off these properties were based on the results of exploration programs, an assessment of their future potential, their carrying costs, and the expiration dates of various permits. There were no property write offs in 2004.

In 2005 deferred exploration expenditures increased to $20,838,213 compared to $8,698,784 in 2004 and $3,116,061 in 2003. The principal reason for the increase was the substantial commitment made by partner GFL to advance the Essakane property to the bankable feasibility stage. Net of partner’s contributions, exploration expenditures totalled $6,612,763, $5,762,531 and $1,490,336 in years ended December 31, 2005, 2004 and 2003 as higher activity levels on the Sega, Bombore and Kossa properties more than offset lower expenditures on the Bondi property.

GFL has met its requirement to spend $8,000,000 within a five year period to earn a 50 percent in the Essakane project and has indicated its intention to increase its interest to 60 per cent by completing a bankable feasibility study. If Gold Fields abandons the project, there is no obligation for the Company to return any money to Gold Fields.

Net cash flows used in operating activities were $355,726 in 2005 compared to $626,732 in 2004 with most of the improvement being due to exchange gains and gains on the sale of listed shares. Cash flows used in investing activities declined to $3,500,719 in 2005 from $5,609,202 in 2004, largely due proceeds on the sale of listed shares. Cash flows from financing activities (sale of shares and exercise of warrants and options) totalled $29,998,803 in 2005, $3,801,778 in 2004 and $11,081,828 in 2003. In 2005 the Company completed a public financing consisting of the sale of 15,000,000 shares at a price of CAD $2.00 per share. Share issue expenses were $1,628,091. The net effect of these activities was that the Company’s cash balance as at December 31, 2005 increased to $34,285,240 from $8,142,882 at the end of 2004.

The investment in listed shares declined from $1,362,229 as at December 31, 2004 to $127,668 due to a sale of shares on which a gain of $257,490 was realized. Investments in listed shares had a market value of $181,452 as at December 31, 2005 compared to a cost of $127,668.

The increased investment in equipment largely relates to the purchase of vehicles to support the Company’s exploration activities in Africa.

The substantial increase in accounts payable at year end 2005 compared to year end 2004 relates to invoices received for prefeasibility work on the Essakane project.

5.5	Liquidity and Capital Resources

The Company finances its exploration and development activities by raising capital from equity markets and through contributions by joint venture partners. During 2005 the Company completed a CAD $30 million public equity financing and as at December 31, 2005 had $34,285,240 in cash.

The Company’s principal requirements for cash during 2006 will be administrative expenditures and deferred exploration expenditures on its 100 per cent owned projects and on projects in which it is earning an interest. All expenditures on the Essakane project are being financed by the Company’s partner, Gold Fields Limited. The Company’s direct exploration expenditures on its other properties in 2006 are expected to be in the order of $5 to $7 million and administrative expenditures will be in the same order of magnitude as in 2005. On this basis, the Company has adequate cash on hand to meet its current and planned exploration and administration expenditures for a number of years. It is likely that additional financing will be required in the future to fund the Company’s share of developing Essakane should a production decision be made, to bring one of the Company’s 100 per cent owned properties into production, or to make additional acquisitions or investments within the mining sector. On this basis, the Company continually reviews its share price and the relative state of the capital markets and if it is determined that conditions are favourable, additional financings could be completed.

5.6	Off Balance Sheet Agreements

During 2005 and up to the date of this report the Company has not entered into any off balance sheet transactions as defined by NI 51-102.

5.7	Transactions with Related Parties

During 2005 and 2004 there were no transactions with related parties. In 2003 a company owned by a director and an officer provided the Company with the management and geological services of the director and officer, as well as technical field staff who are not directors, officers or related parties, and was paid fees of CAD $150,000. All transactions took place during the normal course of business and at fair market values.

5.8	Fourth Quarter

The Company reported a loss of $4,364,533 in the fourth quarter of 2005 due to a write off of deferred exploration expenses and mineral exploration property acquisition costs. There were no write offs in the fourth quarter of 2004. Over the last eight quarters the Company’s financial performance has largely been a function of the level of administrative expenses required to operate a public company and manage its exploration activities. In certain quarters these expenses have been offset to varying degrees by exchange gains, interest income and gains on the sale of listed shares.

(1) Subsequent to the end of the third quarter of 2005 the Company determined that certain costs which were capitalized as deferred development costs during the third quarter of 2005 should more appropriately have been capitalized in the first and second quarters. Amended financial statements were filed and a loss of $172,906 ($0.00 per share) was reported for the third quarter of 2005.

5.9	Proposed Transactions

As is typical of the mineral exploration and development industry, the Company continually reviews potential merger, acquisition, investment and joint venture transactions that could enhance shareholder value. At the current time there are no reportable proposed transactions.

5.10	Risks and Uncertainties

The Corporation is in the business of exploring for minerals and if successful, ultimately mining them. The natural resource industry is by its nature, both cyclical and risky. There is no assurance that economic deposits will be found and in fact, most companies are unsuccessful due the very low odds of finding an economic deposit. Once a potentially economic deposit is identified, the Corporation’s ability to establish a profitable mining operation is subject to a host of variables including technical considerations, economic factors and regulatory issues. Many of these are beyond the control of the Corporation.

The principal factor which will affect the Corporation’s ability to successfully execute its business plan is the price of gold. The price of gold in US dollars has increased from approximately US $260 per ounce early in 2001 to over US $400 in the first part of 2004. This increase is widely attributed to a weakness in the US dollar. However, the future trend of both the price of gold and the US dollar cannot be predicted with any degree of certainty. The higher gold price improves the economics of any potential development project and just as important, has a favorable impact on the perceptions of investors with respect to gold equities and therefore, the ability of the Corporation to raise capital.

Investment in the natural resource industry in general, and the exploration sector in particular, involves a great deal of degree of risk and uncertainty and the Corporation’s common shares should be considered as a highly speculative investment. Current and potential investors should give special consideration to the risk factors involved.

Political Risk
The Corporation’s principal assets are located in Burkina Faso, West Africa. While the government of Burkina Faso has modernized its mining code and is considered to be pro mining, no assurances can be provided that this will continue in the future. The Corporation’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil and tribal unrest, political instability, changing government regulations with respect to mining including environmental requirements, taxation, land tenure, income repatriation and capital recovery, fluctuations in currency exchange and inflation rates, import and export restrictions, challenges to the Corporation’s title to properties, problems renewing licenses and permits, and the expropriation of property interests. Any of these events could result in conditions that delay or in fact prevent the Corporation from exploring or ultimately developing its properties if economic quantities of minerals are found. The Corporation does not currently maintain “Political Risk” insurance.

Exploration Risk
Mineral exploration is a highly subjective process that requires a very high degree of education, experience, expertise and luck. Furthermore, the Corporation will be subject to many risk factors that knowledge, expertise and perseverance are insufficient to over come. The Corporation is also competing against a large number of companies that have substantially greater financial and technical expertise. The odds of finding mineralization in economic quantities that can be profitably mined are very small and no assurances can be given that the Corporation will be successful.

Development Risk
The successful development of a mineral deposit is dependent upon a large number of technical factors and significant capital expenditures must be made before the effect of many of these factors can be fully quantified. Major assumptions with respect to reserves, production, costs, grades and recoveries for example, can vary significantly from those projected in a feasibility study.

Operating Risk
While the Corporation’s primary objective is to establish a producing mining operation, it does not at present have any properties that are in production. Potential future mining operations will be subject to a large number of risks and hazards including cave-ins, rock bursts, rock falls, flooding, and unusual or unanticipated rock formations and while the Corporation will use best industry practices to identify and deal with such possibilities, no guarantee can be given that such events will not occur and will not result in damage or destruction of mineral properties and facilities, personal injury or loss of life, the delay or shut down of operations, financial losses or legal or environmental liability.

Economic Risk
External factors such as metal prices, interest and exchange rates and inflation rates all have fluctuated widely in the past and will continue to do so. It is impossible to predict the future direction of these factors, and the impact that they will have on the Corporation’s operations, with any degree of certainty. In particular, the price of gold is a major factor in determining whether or not a project is economic and whether or not capital can be raised to develop it. While the price of gold is currently at relatively high levels, its future direction will be determined by a large number of factors including investor demand, industrial demand, world wide productions levels, forward selling, purchases and sales by central banks, political and financial instability, inflation, interest and currency exchange rates. Etc.

Financing Risk
At the present time the Corporation does not have any producing projects and no sources of revenue. The Corporation’s ability to explore for and find potentially economic properties, and then to bring them into production is highly dependent upon its ability to raise equity and debt capital in the financial markets. There is no assurance that the Corporation will be able to raise the funds required to continue its exploration programs and finance the development of any potentially economic deposit that is identified.

Title Risks
The Corporation has taken all reasonable steps to ensure that it has proper title it its properties. However, no guarantees can be provided that there are no unregistered agreements, claims or defects which may result in the Corporation’s title to its properties being challenged. Furthermore, the Corporation requires a number of different permits and licenses in order to carry on its business and there are no assurances or guarantees that they will be renewed upon expiry.

Environmental Risk
Both exploration programs and potential future mining operations are subject to a number of environment related regulations. It is the Corporations intention to fully comply with all such legislation in the countries in which it operates, and to fully comply with generally accepted international standards in countries where environmental regulations are not as stringent as international standards. Compliance with these regulations may significantly delay or prevent the Corporation from carrying on its business in the normal course, or may substantially increase the cost of doing so. Furthermore, exploration and mining activities may cause accidental or unintended negative consequences for the environment that result in fines, penalties or sanctions that represent a significant cost to the Corporation or prevent it from continuing operations.

Management Dependence
The Corporation’s activities are managed by a very small number of key individuals who are intimately familiar with its operations. The market for experienced mining personnel is currently very competitive and the Corporation’s ability to replace highly qualified personnel cannot be assured. At present, the Corporation does not maintain any key man life insurance.

Equipment Shortage
At the present time there is a shortage of drilling rigs in West Africa due to the large amount of exploration and development work that is being carried out. This shortage of equipment could delay the Corporation’s ability to properly evaluate its holdings and ultimately to put them into production should an economically exploitable deposit be found.

5.11	Critical Accounting Estimates

Preparation of the Company’s consolidated financial statements requires management to make estimates and assumptions that can affect the reported amounts of assets, liabilities, expenses. The most critical accounting estimates made by the Company relate to whether or not to write off the carrying value of deferred exploration expenditures with respect to individual properties. The carrying value of mineral exploration properties, and deferred exploration costs with respect thereto, are the Company’s largest assets. Decisions on whether the carrying value of individual properties is greater than the future expected return from the property are based on a large amount of empirical geotechnical data, external financial and political considerations and the competitive environment with respect to the specific property. While the Company re-evaluates its estimates and assumptions on a regular basis, actual amounts may differ from those based on estimates and assumptions.

5.12	Changes in Accounting Policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). As described in Note 14 of the 2005 financial statements, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).

The CICA has released amendments to Section 3870, “Stock Based Compensation and Other Stock based payments,” which requires an expense to be recognized in financial statements for all forms of employee stock-based compensation, including stock options, effective for periods beginning on or after January 1, 2004, for public companies. The Company adopted the standard prospectively October 1, 2003. For US GAAP purposes, the Company has prospectively adopted SFAS 148, which results in no differences between Canadian and U.S. GAAP.

In June 2002, the CICA Emerging Issues Committee (“EIC”) issued EIC Abstract 128, “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”, which requires that, with certain exceptions, a freestanding derivative financial instrument that gives rise to a financial asset or financial liability and is entered into for trading or speculative purposes, or that does not qualify for hedge accounting under AcG-13 should be recognized in the balance sheet and measured at fair value, with changes in fair value recognized in income. The Abstract must be applied in all financial statements prepared for fiscal periods beginning on or after the date of implementation of AcG-13. The Company is in the process of assessing the impact of AcG-13 and EIC Abstract 128.

On June 1, 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” (“SFAS 154”) which replaces APB 20, “Accounting Changes,” (“APB 20”) and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS 154 applies to all voluntary changes in accounting principles and changes the requirements for accounting for and reporting of a change in accounting principles. SFAS 154 requires retrospective application to prior periods financial statements of a voluntary change in accounting principle unless it is impractical. APB 20 previously required that most voluntary changes in accounting principles be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 carries forward many other provisions of APB 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity and the correction of an error. The Company adopted the standard effective December 1, 2005.

5.13	Contractual and Other Obligations

The Company is committed to paying CAD $119,328 under an office lease which expires September 30, 2008. Annual payments are as follows:

2006	CAD $43,392
2007	CAD $43,392
2008	CAD $32,544

Total	CAD$119.328

5.14	Financial Instruments and Other Instruments

The Company does not currently hold any short or long term financial instruments:

5.15	Other M D & A Requirements

All relevant information related to the Corporation is filed electronically at www.sedar.com in Canada and www.sec.gov in the USA. This document forms an integral part of the Corporation’s Annual Information Form.

Outstanding share data has been disclosed above.

ITEM 6.	CAPITAL STRUCTURE AND MARKET FOR SECURITIES

6.1	General Description of Capital Structure

The authorized capital of the Company consists of an unlimited number of common shares without par value, of which 132,777,641 were issued and outstanding as of December 31, 2005. Each issued and outstanding common share of the Company is entitled to one vote and any meeting properly called and constituted for the transaction of business.

6.2	Trading Price and Volume

During the most recently competed fiscal year, being the year ended December 31, 2005, the Company’s shares traded on the Toronto Stock Exchange. On March 18, 2004 the Company’s shares began trading on the American Stock Exchange under the symbol “OZN” and effective the same date, the Company’s symbol on the Toronto Stock Exchange was changed from “ORZ” to “OZN.

Orezone Resources Inc. Common Shares
Toronto Stock Exchange Trading Statistics
For the year ended December 31, 2005

	High	Low	Close	Volume

January	1.50	1.36	1.42	2,425,842
February	1.60	1.38	1.59	4,913,343
March	1.89	1.49	1.64	4,655,450
April	1.65	1.21	1.45	3,788,237
May	1.52	1.35	1.50	5,789,690
June	1.70	1.42	1.60	3,178,648
July	1.81	1.53	1.74	2,889,348
August	2.09	1.65	1.83	3,547,035
September	2.24	1.77	2.19	2,778,310
October	2.43	1.91	1.98	2,717,186
November	2.30	1.94	2.00	4,312,185
December	2.25	1.90	2.15	5,385,238

ITEM 7.	DIRECTORS AND OFFICERS

7.1	Name, Address, Occupation and Security Holding

Name, Office Held and Residence	Director Since	Shares Over Which Control is Exercised	Principal Occupation
Ronald Little President and Director Ottawa, Ontario	03-02-95	1,621,524	President and Chief Executive Officer P.Eng.
David Netherway* Director Middlesex, United Kingdom	07-18-02	110,000	Mining Consultant
Paul Carmel*ˆ Director Montreal, PQ	05-11-05	20,000	Investment Manager, Natural Resources
Michael Halvorson†ˆ Director Edmonton, Alberta	06-05-03	917,705	President of Halcorp Capital Ltd.
Peter Allen*† Director Toronto, Ontario	05-07-04	Nil	President of Mercator Investments Limited

*	Member of the Audit Committee.
†	Member of the Governance Committee
ˆ	Member of the Compensation Committee.

Ronald Little is a professional engineer. He has been President and Director of the Company since 1995. Formerly, he acted as Vice-President — Operations of the Company. Mr. Little has more than fifteen years of experience, at senior levels, in mining exploration, mine development and mine operations. Most of his experience was gained with major Canadian mining companies and included several international projects.

David Netherway is a Consulting Mining Engineer with nearly 30 years of industry experience, 15 of which were spent in West Africa, mainly Guinea and Ghana. He has been associated with Golden Shamrock Mines Ltd., Ashanti Gold Fields Limited, Nevsun Resources Ltd. and Semafo Inc. and was recently the President and Chief Executive Officer of Afcan Mining Corp. He is an experienced mine developer and operator, and provides the Company with a great deal of expertise and contacts in West Africa.

Paul Carmel is a professional mining engineer who graduated from McGill University in Montreal. Mr. Carmel has 20 years of experience in the mining sector both in industry and in the capital markets. He is currently Investment Manager, Natural Resources with the Caisse de dépôt et placement du Québec and was previously Vice President and Director of Sentient Asset Management Canada, a global mining investment fund and Vice President and Senior Gold Analyst at UBS Securities. Mr. Carmel is a director of a number of mining companies.

Michael Halvorson is President of Halcorp Capital Ltd., a private investment company. He has an extensive background in financing natural resource exploration companies and over 35 years experience in capital markets. He is a director of several other public companies including Gentry Resources Ltd., Strathmore Minerals Corp., SpectrumGold Inc., Viceroy Exploration Ltd., Majescor Resources Ltd., Esperanza Silver Corporation and Canadian Gold Hunter Corp.

Peter Allen is President of Mercator Investments Limited, a private venture capital company.  Until 1994, Mr. Allen was President and Chief Executive Officer of Lac Minerals, Ltd., the third largest gold producer in North America. He transformed a small mining company into a major mining and trading business starting from its gold mining business and diversifying into base metals. Mr. Allen has significant experience in the finance. Mr. Allen received his B.A.Sc. (Civil) from the University of Toronto.

7.2	Corporate Cease Trading Orders or Bankruptcies

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company is, as of the date hereof, or has been within the ten years prior to the date hereof, a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

was the subject of a cease trading order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

became, or within a year of a director or executive officer ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

7.3	Penalties or Sanctions

No director or executive officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, has:

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

7.4	Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of shares to materially affect control of the Company, or a personal holding company of any such persons has, within ten years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company, and a director or officer of the Company or a subsidiary of the Company.

ITEM 8.	LEGAL PROCEEDINGS

8.1	Legal proceedings

There are no legal proceedings to which the Company is a party, or to which any of its properties are subject, nor are there any such proceedings known or contemplated, that are of a material nature.

ITEM 9.	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

9.1	Interest of Management and others in Material Transactions

No director or executive officer of the Company, or person or company that is the direct or beneficial owner of, or who exercises control or direction over, more than ten per cent of the outstanding common shares, or any associate or affiliate of the foregoing, that during the past three years has had any material interest, direct or indirect, in any material transaction with the Company.

ITEM 10.	TRANSFER AGENT AND REGISTRAR

10.1	Transfer Agent and Registrar

The Company’s Transfer Agent and Registrar is Computershare Trust Company of Canada, 1500 University Avenue, Montreal PQ H3A 3S8.

ITEM 11.	ADDITIONAL INFORMATION

11.1	Audit Committee

Composition of the Audit Committee
The members of the audit committee of the Company are David Netherway, Chairman, Paul Carmel and Peter Allen. All members are financially literate and independent members of the audit committee, as such terms are defined in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

Mr.  Netherway has a Bachelor of Engineering (Mining) from the University of Melbourne, Australia, 1975 and a Certified Diploma in Accounting and Finance, CACA UK, 1985. He was previously President and CEO of Afcan Mining Company and is currently a director of Kazakh Gold Group Limited (LSE-KZG) and GMA Resources plc (LSE (AIM)–GMA).

Mr. Allen has a B.A.Sc.(Civil) from the University of Toronto, has taken the Canadian Securities Course and has taken a Financial Statements/Accounting Course at the University of Toronto. Mr. Allen was previously the President and CEO of Lac Minerals Ltd.

Mr.  Carmel has degree in mining engineering from McGill University in Montreal. He is currently Investment Manager, Natural Resources with Caisse de dépôt et placement du Québec and was previously Vice President and Director of Sentient Asset Management Canada and Senior Gold Analyst at UBS Securities. Mr. Carmel is also a director of Beaufield Resources Inc.

Audit Committee Oversight
At no time since the commencement of the Company’s financial year ended December 31, 2005 was a recommendation of the audit committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions
At no time since the commencement of the Company’s financial year ended December 31, 2005 has the Company relied on the exemptions provided under sections 2.4, 3.2, 3.4 or 3.5 of MI 52-110 (De minimis Non-audit Services) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions).

Pre-Approval Policies and Procedures
The audit committee of the Company has adopted specific policies and procedures for the engagement of non-audit services as described in the audit committee’s charter included here in.

External Auditor Service Fees
The aggregate fees billed by the Company’s external auditors in each of the last two (2) fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit-Related Fees	Tax Fees	All Other Fees
December 31, 2005	$45,000	Nil	(1)	$37,000(2)
December 31, 2004	$45,000	Nil	(1)	$5,500(3)

(1)	Services provided for the preparation of annual tax returns were not invoiced separately and are included in Audit Fees.
(2)	In 2005 $6,000 was paid for a review of third quarter interim financial statements and $30,000 was paid for the provision of comfort and consent letters, both of which related to a public financing completed by the Company. $1,000 was paid for professional advice regarding an accounting issue.
(3)	In 2004 $5,500 was paid for a review of second quarter interim financial statements.

11.2	Audit Committee Charter

The following charter is adopted in compliance with Multilateral Instrument 52-110 Audit Committees (“MI 52-110”).

11.2.1   Mandate and Authority
The mandate of the audit committee of the Company (the “Committee”) is to assist the board of directors of the Company (the “Board”) in fulfilling its financial oversight responsibilities with respect to ensuring the quality and integrity of:

1.	financial reports and other financial information provided by the Company to regulatory authorities and shareholders;
2.	the Company’s systems of internal controls regarding finance and accounting;
3.	the Company’s auditing, accounting and financial reporting processes;
4.	the Company’s compliance with legal and regulatory requirements;
5.	the Company’s compliance with corporate policies and procedures.

The Committee is empowered to:

1.	make such inquiry and investigation and require such information and explanation from management as it considers reasonably necessary;

2.	require management to promptly inform the Committee and the auditor of any material misstatement or error in the financial statements following discovery of such situation.
3.	engage outside advisors where appropriate.
4.	investigate any activity of the Company and or its subsidiaries.

In performing its duties the Committee will serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements, ensure the independence of the Company’s external auditors and maintain an effective working relationship between the Company’s auditors, its management and the Board.

11.2.2   Composition
The Committee shall be comprised of at least three (3) Directors, as determined by the Board, all of whom shall be independent within the meaning of MI 52-110.

At least one (1) member of the Committee shall have accounting or related financial management expertise and all members of the Committee shall be financially literate or will undertake to become so. Financially literate shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board at its first meeting following each annual shareholders’ meeting. Unless a Chairman is elected by the Board, the members of the Committee may designate a Chairman by a majority vote of all the Committee members.

Other than director’s fees for service as a member of the Board and any committees thereof, no directors including members of the Audit Committee shall receive any compensation from the Company or any of its affiliates including fees paid directly or indirectly for any consulting or any legal, financial or other advisory services.

11.2.3	Meetings and Procedures
1.	The Committee shall meet at least four (4) times a year or more frequently if required.
2.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In the case of an equality of votes, the Chairman shall not be entitled to a second vote.
3.	A quorum for meetings of the Committee shall be a majority of its members and the rules for calling, holding, conducting and adjourning meetings of the Committee shall be the same as those governing meetings of the Board.
4.	The Committee may invite such other persons (e.g. the President and CEO) to its meetings as it deems appropriate.
5.	External auditors shall either be present in person or by teleconference at each quarterly meeting.
6.	The secretary of the Committee shall be the Corporate Secretary or such other person as nominated by the Chairman.

11.2.4   Roles and Responsibilities
The following are the general roles and responsibilities of the Committee:

11.2.4.1  Annual review and revision of this Charter as appropriate and with the approval of the Board of Directors.

11.2.4.2  Review the Company’s financial statements, MD&A, Annual Information Form and any press releases regarding annual and interim earnings prior to public disclosure of such information, including any reports or other financial information which are submitted to any governmental body or to the public;

11.2.4.3  With respect to the external auditors the Committee will:

1.	recommend to the Board the selection and, where applicable, the replacement of the external auditors to be nominated annually as well the compensation of such external auditors;
2.	oversee the work and review annually the performance and independence of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;
3.	annually review and discuss with the external auditors all significant relationships they may have with the Company that may impact their objectivity and independence;
4.	consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
5.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
6.	review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, as well as any non-audit services provided by the external auditors to the Company or its subsidiary entities.
7.	Take such action as necessary to assure the rotation of the lead audit partner at least every five years or such other period as may be required.

The Committee may delegate to one or more independent members of the Committee the aforementioned authority to pre-approve non-audited services, provided the pre-approval of the non-audit services is presented to the Committee at its first scheduled meeting following such approval.

11.2.4.4  Gain an understanding of:

1.	areas of greatest risk to the Company including business, political, financial and control risks;

2.	legal matters that could significantly impact on the financial statements, and;

3.	complex or unusual transactions and judgemental issues such as the valuation of assets or liabilities, or commitments and contingencies.

11.2.4.5  Assess financial and operational results relative to budgeted or projected results.

11.2.4.6  In consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external.

11.2.4.7  Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

11.2.4.8  Consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management.

11.2.4.9  Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

11.2.4.10  Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

11.2.4.11  Establish procedures for the confidential, anonymous submission by employees to the Company of concerns regarding questionable accounting or auditing matters and the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters.

Additional Information

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, Corporate Governance, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Management Information Circular prepared in connection with the Company’s Annual and Special Meeting of Shareholders to be held on May 10, 2006. Additional financial information is provided in the Company’s comparative financial statements for the fiscal year ending December 31, 2004. A copy of such documents may be obtained, upon request, from the Chief Financial Officer of the Company.

Upon request the Company will provide you with:

1	One copy of the Company’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

2	One copy of the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor, and one copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

3	One copy of the Management Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

4	When securities of the Company are in the course of a distribution pursuant to a short form prospectus or preliminary short form prospectus, one copy of any other documents that are incorporated by reference into the short form prospectus or preliminary short form prospectus not otherwise referred to herein.